Exhibit 99.2

security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive areas. energy efficiency and emissions. security and human rights. ethical business conduct. community and stakeholder relations. recruitment and retention. occupational health and safety. exploration and development in sensitive area  “risky business” HERE’S HOW WE’RE MANAGING IT • 2006 CORPORATE RESPONSIBILITY REPORT TALISMAN ENERGY TELL US WHAT YOU THINK TALISMAN ENERGY 2006 CORPORATE RESPONSIBILITY REPORT Name Address Check here if we can publish your comments and here if we can include your name. How do you rate Talisman’s Below As Above corporate responsibility performance? expectations expected expectations Ethical Business Conduct Security and Human Rights Community and Stakeholder Relations Recruitment and Retention Occupational Health and Safety Exploration and Development in Sensitive Areas Energy Efficiency and Emissions Overall Corporate Responsibility The section(s) of the Report that I found most informative were: Discussion with James W. Buckee Occupational Health and Safety Ethical Business Conduct Exploration and Development in Sensitive Areas Security and Human Rights Energy Efficiency and Emissions Community and Stakeholder Relations Financial and Operating Statistics Recruitment and Retention Performance Data Summaries The information that most interested me was: The information that least interested me was: Do you have any additional comments, criticisms or suggestions? Thank you for your comments.

CANADA POST POSTES CANADA
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1000003805-T2P5L3-BR01
PRICEWATERHOUSECOOPERS LLP
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CALGARY AB T2P 9Z9

2006 PERFORMANCE DATA SUMMARY

SOCIAL

Workforce Practices	
Number of full-time equivalent permanent employees	2,388
Number of full-time equivalent positions added	180
Voluntary turnover rate	6.8
New graduates hired	39
Number of cooperative education and summer students hired	125
Number of temporary or contract staff	2,016
Number of employees in flexible work arrangements	110
Number of employees represented by independent trade union organizations	115
Diversity	
Composition of executive management:	
men	7
women	1
Number of employees participating in Aboriginal cross-cultural awareness courses	55
Number of Aboriginal work experience terms	1
Training and Development	
Millions of dollars spent on technical and personal development training	4.8
Number of employees registered in personal development programs	741
Number of employees receiving support through educational assistance program	81
Number of employees using fitness subsidy	768
Ethical Business Conduct	
Number of certificates of compliance received pursuant to Policy on Business Conduct and Ethics (PBCE)	4,270
Potential exceptions to PBCE	11
Community Relations	
Number of public open house consultations in North America	20

HEALTH, SAFETY AND ENVIRONMENT

Energy	
Direct energy use (gigajoules) – Canada	20,559,000
Production energy intensity (gigajoules/boe) – Canada	0.197
Emissions	
CO_2 equivalent emissions (tonnes) – Canada	2,481,000
Production carbon intensity (tonnes CO_2 equivalent emissions/boe) – Canada	0.024
Water	
Licensed fresh water diversion (cubic meters) – Canada	975,000
Waste Management and Site Restoration	
Waste recycled (%) – UK	37
Waste intensity (tonnes/mmboe) – UK	91.2
Oil content of produced water discharged to sea (mg/L) – UK	22.6
Reclamation and remediation expenditures ($ millions) – Canada	25
Well abandonment (number of wells) – Canada	54
Soil treated and recycled at Diamond Valley Soil Treatment Facility (tonnes)	7,061
Land Use	
Total amount of land owned, leased or managed (thousand acres)	21,227
Major Incidents	
Major incidents of non-compliance	0
Spills	
Spill frequency (spill number/mmboe) – Canada	3.12
Average spill size (m^3) – Canada	3.5
Occupational Health and Safety	
Lost time injury frequency – Global	0.39
Fatalities	7
Life-threatening occupational injuries	2

ECONOMIC[1]

Gross sales	10,030
Net income	2,005
Earnings from continuing operations	1,583
Shares outstanding (millions) at December 31, 2006	1,064
Annual dividend on common shares	163
Total assets	21,461
Oil production (mboe/d)	262
Gas production (mmcf/d)	1,342
Total production (mboe/d)	485
Exploration and development spending	4,578
Year-end proved reserves (mmboe)	1,667
Employee remuneration	450.2
Total taxes, royalties and material payments paid to host governments	2,749
Total global community contributions	6.2

1 All financial data should be read in conjunction with the audited financial statements of the Company contained in the 2006 Annual Financial Report. Unaudited, year ended December 31, 2006, millions of Canadian dollars unless otherwise stated.

THE GLOBAL REPORTING INITIATIVE

This report was prepared in accordance with the Global Reporting Initiative (GRI)'s 2002 Sustainability Reporting Guidelines. While this report endeavours to address many of the GRI's key performance indicators, it is a summary of progress against priorities we set for ourselves. Visit **www.globalreporting.org** for more about the GRI. Refer to pages 38 to 42 for a more complete list of Talisman's Key Performance Indicators.

WHO WE ARE TALISMAN ENERGY INC. is an upstream oil and gas company with a balanced portfolio of North American and international 2 Discussion with James W. Buckee, operations. Talisman was established as an independent company in 1992, headquartered in Calgary, Alberta, Canada. Talisman President and CEO 6 Ethical Business Conduct is listed on both the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 10 Security and Human Rights index. At year-end, the Company had an enterprise value (share value and debt) of approximately $25 billion, with 1,064 million 12 Community and shares outstanding. Stakeholder Relations 18 Recruitment and Retention Talisman’s mission is creating value for its shareholders with the share. objective of growing reserves, production and cash flow per 22 Occupational Health and Safety The Company’s target is 5 to 10% annual production per share growth. Talisman’s strategic focus is high deliverability, deep gas 26 Exploration and Development opportunities in North America and large international oil and natural gas prospects. The Company believes this strategy will in Sensitive Areas enable it to continue to meet its growth rates while generating superior economic returns. 30 Energy Efficiency and Emissions 34 Financial and Operating Statistics In 2006, 96% of Talisman’s production came from three core areas: North America, the North Sea and Southeast Asia. 36 Independent Reviewer’s Report Approximately 54% of Talisman’s production is high quality crude oil and liquids and 46% is natural gas. 38 Performance Data Tables 43 GRI Reference Indicators Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company 44 Advisories is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index. 47 Glossary and Abbreviations Talisman encourages its stakeholders to read the Company’s Annual Financial Report and Annual 2006 Annual Report Summary, 48 Corporate Information Information Form. These documents can be obtained from the Company or viewed online at www.talisman-energy.com. HOW WE REPORT About this report This report focuses on Talisman’s corporate responsibility priorities set out in the Company’s Policy on Business Conduct and Ethics (The Policy or the PBCE), including ethical business conduct; employee practices; health, safety and the environment; human rights and community relations. The report is a measurement and performance management tool. It is not intended to be an exhaustive review of all activity that Talisman has undertaken or supported. Rather, Talisman aims to illustrate through the report the breadth and scope of corporate responsibility-related action that has been taken, and is being taken to manage the Company’s risks. The key performance indicators reported in this document assists the Company in measuring its performance against certain corporate responsibility goals and objectives. Wherever possible, country-specific data has been used, while regional and aggregate data have also been included. Unless otherwise indicated, figures are reported in metric units and all financial information is reported in Canadian dollars. Unless the context indicates otherwise, a reference in this report to Talisman, the Company, our or we includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. An independent third party, PricewaterhouseCoopers LLP (PwC), has reviewed the data noted in bold contained in the Performance Data Tables on pages38 to 42 of this report. Reporting period This report deals with the Company and its wholly owned subsidiaries operating around the world from January 1, 2006 to December 31, 2006. report was published in April 2006 and the next edition is scheduled for publication in April 2008. Stakeholders While the term stakeholders holds multiple meanings, the Company defines its stakeholders as its employees, shareholders, suppliers, service providers, and those communities, indigenous groups, investors, debtholders, governments, regulators and Non-Governmental Organizations (NGOs) affected by, or that can affect, Talisman’s operations. Talisman Energy 2006 Corporate Responsibility Report 1

I believe our stakeholders have a right to know how we manage our risks to ensure long-term value creation. Jim Buckee President and Chief Executive Officer 2 Talisman Energy 2006 Corporate Responsibility Report DISCUSSION WITH JAMES W. BUCKEE, PRESIDENT AND CHIEF EXECUTIVE OFFICER, TALISMAN ENERGY INC. Why is Talisman’s 2006 Corporate Responsibility Report entitled “risky business?” JIM _ The oil and natural gas business is a risky* business. We are exposed to technical and physical risks. We operate heavy machinery and process plants. The product is flammable and sometimes toxic. Technical risks are high, too. Exploration is inherently risky and we employ the best people and technology to increase our chances of success. And, of course, there is price risk. We also face other risks – the management of which is less defined – including issues related to security and human rights, ethical business conduct, stakeholder relations and workforce challenges. A well-run company manages all risks. A transparent company discloses those management efforts. I believe our stakeholders have a right to know how we manage our risks to ensure long-term value creation. Disclosure of our risk management efforts appears in a number of documents (depending on the risk), including our Annual Report Summary, Annual Financial Report, Annual Information Form and this Corporate Responsibility Report. This year, we’ve organized our Corporate Responsibility Report around the most significant corporate responsibility risks we face in our daily activities and how we go about managing them. Though by no means an exhaustive list, this report highlights the key challenges we faced in 2006.  Does the dismissal of the Alien Tort Claims Act lawsuit against Talisman affect the Company’s activities going forward? JIM _ No. We have and will continue to carefully apply lessons learned from our time in Sudan throughout our operations. As for the lawsuit, I can assure you that everyone at Talisman took the allegations very seriously, even personally. Our time in Sudan was not without controversy but I know from visiting the country many times and talking to people on the ground that our people always upheld the values that Talisman stands for. While we were in Sudan, we operated in both an ethical and transparent fashion with a genuine desire to improve the lives of the Sudanese people. Although we divested our interests in Sudan in 2003, we have maintained a connection to the people of Sudan since and have continued to support community development, including our model farm and agriculture capacity building programs.  What is Talisman doing to ensure ethical business conduct throughout the organization? JIM _ I believe our culture does not encourage or reward unethical behaviour and, hence, such behaviour would not flourish. Acceptable business conduct is defined in our Policy on Business Conduct and Ethics (PBCE). Expectations are placed fairly and consistently on employees and contractors and a system has been developed to provide guidance regarding the Company’s ethical business conduct expectations. All employees are required to adhere to our PBCE and complete a compliance process certifying they have acted within the guidelines of the Policy. Some contracts with our Company also stipulate adherence to the Policy and some significant contractors are required to participate in the annual certification process. To assist employee understanding of corporate expectations, we launched an online Ethics Awareness Training Program in May 2005 to be completed biennially by all employees. The Company also has an accounting and auditing complaints procedure and hotline for employees to report questionable accounting and auditing practices.  * See page 55 of Talisman’s 2006 Annual Information Form available at www.talisman-energy.com for more information on Talisman’s risk perspective.

Why are community and stakeholder relations important to Talisman? JIM We strive to be a good neighbour in the communities where we operate, not only because it’s the right thing to do, but because it makes good business sense to do so. Good community and stakeholder relations ensure our licence to operate in home and host countries. Our experience over the years has reinforced my belief that, by respecting differing attitudes toward land usage and by engaging communities in dialogue regarding our interests, a mutually acceptable way of operating can be found. This belief has guided our approach to community relations around the world, whether working with communities and associations in Alaska on agreements related to our barging activities, implementing the new Alberta First Nation Consultation Policy, or discussing our planned seismic activities with communities in Block 101 in Peru. Have industry pressures affected competition for qualified employees at Talisman?  JIM _ Recruitment of new employees and retention of existing employees in the oil and gas industry is extremely competitive due to massive projects and growth throughout the industry, an aging workforce and low university enrolment in the sciences and technical fields. As such, career opportunities in the energy sector are particularly favourable. I believe tackling workforce challenges starts with the retention of our own employees. Historically, Talisman has had low employee turnover compared to our peers. I believe this can be mainly credited to the exciting work opportunities we offer at home and abroad and the positive work environment we have created for our employees. In 2006, we built on this standing by further investing in scholarships internationally, improving career development and training opportunities and offering increased benefits and flexibility to our employees. How was Talisman’s occupational health and safety performance in 2006? JIM _ Tragically, we recorded three contractor fatalities in 2006. In addition, a fishing vessel and its four crew members, working under the control of a third party at a Talisman (UK) construction site were lost during extreme weather in the North Sea. We’ve also recorded one fatality so far in 2007. I am concerned by these losses and particularly troubled by these incidents considering our historically strong occupational health and safety record. Improved safety performance is a matter of constant vigilance. While I believe we have a strong safety culture, more will be done in 2007 to improve our overall operational health and safety performance. We will renew our emphasis on contractor safety and continue our efforts to ensure that contractors working for Talisman know our safety expectations and procedures. Personally, I will continue to seek new and fresh ways to underline senior management’s commitment to improved safety. Given that the energy business is a risky one, we must plan our work carefully and systematically mitigate associated hazards. Further, safety initiatives will be emphasized at every possible occasion. The bottom line is this: production and safety go hand-in-hand. Sustainability Performance Recognition In September the right thing to do, but because 2006, Talisman was added to the Dow Jones Sustainability North America Index. Talisman’s inclusion in the index is based upon an assessment of the Company’s corporate responsibility performance and reporting, corporate governance, risk and crisis management, as well as other economic, environmental and social indicators. The index was established in 2005 and includes the leading 20% of the 600 largest North American companies in terms of their sustainability performance. More information about the Dow Jones Sustainability North America Index is available at www.sustainability-indexes.com. Dow Jones Sustainability Indexes Member 2006/07 Talisman Energy 2006 Corporate Responsibility Report 3

Talisman Named to Best 50 Corporate Citizens List 50 CORPORATE KNIGHTS - 2006 BEST CORPORATE CITIZENS In 2006, Talisman was ranked highest of the four energy companies listed in the Best 50 Corporate Citizens in Canada Ranking. Placing first in its sector, Talisman ranked 18th overall out of the 291companies evaluated by Corporate Knights, a Toronto-based magazine specializing in corporate responsibility. Corporate Knights describes the companies listed on the Best 50 Corporate Citizens in Canada Ranking as those “doing the best job at fulfilling their end of the social contract.” Human Rights Management Approach Recognized In an article entitled “Energy & Conflict: a map and report card on human rights and conflict exposure for Canadian energy companies operating abroad,” Corporate Knights recognized Talisman in 2006 as one of only two companies out of 21 to receive the highest proficiency rating regarding human rights management.  What is the Company doing to minimize its impact in environmentally sensitive areas? JIM _ I believe that all areas, regardless of location, are environmentally sensitive. By understanding local environmental sensitivities, we can plan our activities accordingly. To minimize our environmental footprint, we identify environmental risks before we begin our activities: we employ baseline environmental studies, formal or informal environmental impact assessments (EIAs) and attendant protection plans. We also implement leading-edge solutions to minimize our environmental footprint around the world. For example, in Alaska, we use low-pressure transport vehicles called Rolligons and ice roads to move heavy exploration equipment across the tundra. In Peru, we heli-port or barge in all equipment and personnel. In Trinidad and Tobago, we’ve used oxen to complete low-impact seismic surveys. And, in Western Canada, we use existing pipeline and road corridors, where possible, for projects in known caribou protection areas. Ultimately, it is my belief that a carefully managed oil and gas industry can be far less intrusive than other energy alternatives.  In the past, you’ve advocated for improved energy efficiency and conservation. Why?  JIM _ I believe the world has a great need for energy. It is the motor of modern economies. However, due to tight supply, growing demand and geopolitical instability, it is becoming apparent that hard choices regarding energy use have to be made. Already, energy is being re-priced in a more realistic fashion and, I believe, these higher energy prices will induce greater awareness of the cost of producing and using energy-related products, and encourage energy efficiency and conservation. I support sensible, economic measures that can be integrated into daily business operations to improve energy efficiency and encourage energy conservation. I also believe industry has a role to play in the development of regulatory initiatives focused on emissions reductions. For our part, we are actively involved in consultations regarding the European Union Emission Trading Scheme (EU ETS) and Canadian Clean Air Act. We are also participating in PTAC Petroleum Technology Alliance Canada’s multi-stakeholder committee, Technology for Emission Reduction and Eco-Efficiency. I also look forward to the installation of the second turbine at our Beatrice Wind Farm Demonstrator Project in 2007 and monitoring test results over the next few years. While this project has generated a great deal of global interest, the vision of a full-scale wind farm will only be realized if the costs associated with the project can be brought down. The economic challenges around wind power, which we are learning about first-hand, further reinforce how important oil and gas remains as an energy source. Talisman’s 2006 Corporate Responsibility Report has been prepared in accordance with the 2002 Global Reporting Initiative’s Guidelines. It presents a balanced and reasonable presentation of the Company’s social, economic and environmental performance. James W. Buckee President and Chief Executive Officer Talisman Energy Inc. March 13, 2007 4 Talisman Energy 2006 Corporate Responsibility Report

GLOBAL COMPACT

Talisman is a signatory to the United Nations' Global Compact, a network of companies, governments, non-governmental and labour organizations who have agreed to work with the UN to support 10 principles in the areas of human rights, labour, the environment and anti-corruption.

In May 2006, Talisman hosted the Global Compact Road Show in Calgary. Road Shows were also held in Vancouver and Toronto and featured multi-stakeholder panels of prominent speakers, helping raise awareness about the Global Compact and its potential benefits for Canadian business.

We are committed to making the Global Compact part of our strategy, culture and day-to-day operations. Summarized below are the Global Compact's 10 principles, GRI reference indicators and page numbers to find more information and data regarding each principle in this report.

	Global Compact 10 Principles	GRI Indicators	Pages
1	Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence.	HR1, HR2, HR3, HR4	10-11
2	Businesses should make sure that they are not complicit in human rights abuses.	HR2, HR3	10-11
3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.	HR5, LA3, LA4	19
4	Businesses should uphold the elimination of all forms of forced and compulsory labour.	HR7	18-21
5	Businesses should uphold the effective abolition of child labour.	HR6	18-21
6	Businesses should eliminate discrimination in respect of employment and occupation.	HR4, LA10, LA11	18-21
7	Businesses should support a precautionary approach to environmental challenges.	3.13	26-29
8	Businesses should undertake initiatives to promote greater environmental responsibility.	EN1-EN16, 1.1	26-29
9	Businesses should encourage the development and diffusion of environmentally friendly technologies.	EN17	26-33
10	Businesses should work against all forms of corruption, including extortion and bribery.	SO2	6-9, 35

The information that interested me most was "corporate responsibility to shareholders and management's principles based on realistic decisions, with honesty, integrity and total experience in mind."

Alice S. Warren
2005 Report Feedback Card

Talisman Energy 2006 Corporate Responsibility Report 5

ETHICAL BUSINESS CONDUCT SO2-SO5, PR6 I commend Fortuna for taking steps toward greater 4,270 Number of responses received  through the Company’s compliance transparency and consumer protection and I encourage certification process in 2006. all other industry participants to follow their lead.  Eliot Spitzer  Former New York State Attorney General  6 Talisman Energy 2006 Corporate Responsibility Report

Policies and Governance Talisman’s Board of Directors sees its principal role as stewardship of the Company. The Board’s fundamental objective is the creation of shareholder value, including the protection and enhancement of the value of Company assets. The Board oversees the conduct of the business and management, which, in turn, is responsible for developing long-term strategy and conducting the Company’s day-to-day business. Among its duties, the Board ensures systems are in place to manage risks. The Chief Executive Officer sets the attitude and disposition of the Company toward regulatory compliance, environmental, health and safety policies and financial practices and reporting. Included in the list below are highlights of Talisman’s Corporate Governance efforts in 2006. Please see the Company’s Management Proxy Circular for more information. 2006 Corporate Governance Highlights All directors (including two directors elected for the first time) except the President and Chief Executive Officer were determined to be independent in accordance with applicable securities legislation. All members of the Audit, Governance and Nominating, Management Succession and Compensation and Reserves Committees were determined to be independent in accordance with applicable securities legislation. All directors and executive officers met the Company’s share ownership guidelines. Evaluations of the Board, Board committees, and individual directors (including separate evaluations of directors serving as Chairman of a committee or the Board) were completed. The assessment forms used to complete Board, Board committee and individual director evaluations were updated. _ The Board considered its Board Succession Policy in detail, including retirement age and term limits for directors as well as the appropriate size of the Board. To assist in ongoing succession efforts, the Board reviewed an updated profile of current directors’ skills and qualifications and identified preferred characteristics for future Board candidates. Best practices in executive compensation disclosure were formally considered in a joint review by the Governance and Nominating Committee and the Management Succession and Compensation Committee, resulting in additional disclosure. Procedures for the evaluation of disclosure controls and processes were enhanced. Talisman’s director deferred share unit plan was amended to provide separate grants of deferred share units. _ The Pension Funds Committee conducted a comprehensive review of Talisman’s pension governance structures. The terms of reference for each of the Management Succession and Compensation Committee and the Pension Funds Committee were updated as part of this review.  Management evaluated a comprehensive risk assessment model for legal and ethics compliance matters. The Governance and Nominating Committee provided initial direction on this continuous improvement process. Fortuna Adopts Model Lease Practices An investigation by the New York Attorney General’s Office began in the fall of 2004 into the accounting and leasing practices of energy exploration companies in New York’s Southern Tier and Finger Lakes regions. During this process, Fortuna discovered that it had underpaid $50,000 in royalties owed to some landowners. The company has since reimbursed the money, plus interest, to all affected landowners and also paid the New York State for costs of the investigation. In December 2006, Fortuna and the Office of the New York Attorney General developed standards of practice to help ensure fair, informed and transparent negotiations involving Fortuna, its employees and the general public from whom Fortuna seeks to secure oil and gas leases. The agreement sets forth a new set of business practices for negotiating leases and is meant to help ensure that all landowners skillshave accurate information available when making leasing decisions. Talisman Energy 2006 Corporate Responsibility Report 7

If I were of an employable age, I would seek employment with Talisman Energy based on your PBCE [Policy on Business Conduct and Ethics]. Richard Novy 2005 Report Feedback Card Talisman’s corporate governance structures have enabled the Company to move beyond traditional indicators of good governance structures have enabled the into industry-leading practices in corporate responsibility. Talisman integrates its corporate responsibility initiatives into its day-to-day operations and decision-making. Talisman’s approach to corporate responsibility helps aining its social licence to operate, its employee recruitment and retention efforts and the need for access to capital.  Governance of corporate responsibility issues at Talisman is guided by the PBCE and Company’s standards, including the Universal Declaration of Human Rights and the Global Compact, and initiatives such as the Extractive Industries Transparency Initiative (EITI) and the Voluntary Principles on Security and Human Rights. Responsibility for Talisman’s social, health, safety and environmental performance rests with the entire Board of Directors. Issues are reviewed at the Board level and not by a specific subcommittee. Comprehensive corporate responsibility reviews and country-specific updates are provided to the Board of Directors annually. Health, safety and environmental reports are also provided to the Board of Directors at each regularly scheduled Board meeting. Other reports are provided throughout the year as appropriate. Talisman approach and commitment to corporate responsibility and ethical business conduct is clearly stated in its PBCE.  Policy on Business Conduct and Ethics Talisman’s PBCE is a statement of the ethical principles to which the Company is committed and is supported by the Company’s internal controls system. The PBCE sets out the Company’s expectations for business conduct including Ethical Business Conduct; Personal Conduct; Employee Practices; Health, Safety and Environment; Human Rights and Community Relations. Every employee is required to read the Policy as a condition of employment and understand how it relates to his or her business dealings. The Policy can be found on our internal and external websites and copies have been translated into relevant local languages including English, Spanish, Indonesian, Norwegian and Arabic, for use in our international offices.  Audit, Training and Compliance  We test our business activities annually against standards we have adopted in the PBCE. All employees, officers, directors and some significant contractors are required to complete an automated Compliance Certificate annually, certifying observance of the PBCE while noting any exceptions. Compliance Certificates are returned directly to the President and Chief Executive Officer. The President and Chief Executive Officer and each member of the Board of Directors also complete a Certificate of Compliance and provide it to the Chairman of the Board of Directors.  Breaches of the PBCE  All employees are required to promptly report any observed breaches of the PBCE. The Governance and Nominating Committee of the Company’s Board of Directors must approve any waiver of any of the provisions of the PBCE for a director or an executive officer. Material departure from the PBCE by a director or officer, which constitutes a material change to the Company, will be promptly disclosed. Breaches of the PBCE are dealt with by senior management, including the application of the Company’s Progressive Discipline Procedure, which is available to all employees through our internal website.  8 Talisman Energy 2006 Corporate Responsibility Report

In 2006, our President and Chief Executive Officer received 4,270 Compliance Certificates from employees and contractors in North America (2,708), the North Sea (910), Southeast Asia (609) and the rest of the world (43). Submissions included 11 potential exceptions compared to 16 in 2005, which were all assessed or investigated and found to be immaterial. Talisman values employee good faith actions and will not tolerate retaliation of any kind for reporting exceptions. All reported exceptions are promptly assessed, investigated and treated confidentially.  National Roundtables on Corporate Social Responsibility in Canada In 2006, Talisman’s Manager of Corporate Responsibility and Government Affairs was invited by the Government of Canada to join an Advisory Group of 18 representatives from civil society, industry, academia and labour acting in their individual capacities as experts in a series of leading edge forums called the National Roundtables on Corporate Social Responsibility (CSR) and the Canadian Extractive Sector in Developing Countries. Four Roundtable sessions were held between June and November in Vancouver, Toronto, Calgary and Montreal to discuss CSR standards and best practices, incentives supportive of CSR standards, implementation, monitoring and dispute resolution mechanisms and capacity building for resource governance in developing countries. The Roundtables enabled Advisory Group members to gather input and fostered an in-depth discussion with invited participants from around the world in closed-issue focus sessions. Those who were interested were also encouraged to provide input on the process through discussion papers, written and oral submissions, reports and online submissions. The Final Roundtables Report will be released in 2007 and will reflect a general agreement on the part of the Advisory Group on the outcomes of the Roundtables. It will also include a set of recommendations on steps the Advisory Group believes the Government of Canada, industry and civil society should consider in order to enhance the performance of Canadian extractive sector companies working in developing countries. The Roundtables process was initially launched in June 2005, when the Canadian Parliament’s Standing Committee on Foreign Affairs and International Trade (SCFAIT) issued a report entitled Mining in Developing Countries and Corporate Social Responsibility. It called on the Government of Canada to “put in place a process involving relevant industry associations, NGOs and experts, which will lead to the strengthening of existing programs and policies in this area and, where necessary, to the establishment of new ones.” Legal and Ethics Compliance Benchmarking In 2006, Talisman launched a process to benchmark its management of legal and ethics compliance issues. The process included an identification and prioritization of the Company’s global compliance risks and a review of the Company’s existing policies and practices. The process has identified an opportunity to develop a more formalized legal and ethics compliance management structure and reporting system to further reduce the Company’s exposure to legal, regulatory and reputation risk related to compliance. The results of the Company’s comprehensive review and formal recommendations related to a Talisman-specific legal and ethics compliance program are in the process of being developed and are expected to be presented to the Board in 2007. Talisman Energy 2006 Corporate Responsibility Report 9

SECURITY AND HUMAN RIGHTS HR6-7, HR10-12 You say that Talisman is engaged with local communities in 120 Number of key personnel who participated in an incident conversations on human rights issues, but you fail to specify management exercise in 2006. which human rights issues are of particular concern for Talisman and how these issues are being addressed. Nicole Bernhardt Memo from Sheldon Chumir Foundation for Ethics in Leadership 10 Talisman Energy 2006 Corporate Responsibility Report

Managing Security and Human Rights Talisman’s Security Policy incorporates the Voluntary Principles on Security and Human Rights.* It provides employees with a framework for creating safe work environments by promoting respect for human rights and advancing best practices with governments, joint venture participants and third parties. It also provides contractor personnel or private security firms supplying security services on the Company’s behalf with comprehensive policies and procedures for conducting security operations in accordance with Talisman’s standards. In accordance with the Company’s joint operating agreement (JOA) guidelines, Talisman endeavours to include our Environmental and Community Relations guidelines and a commitment to the Talisman Security Policy or the Voluntary Principles on Security and Human Rights in all new international JOAs (outside of the UK). The inclusion of these matters is a corporate responsibility enhancement beyond standard industry international JOA precedents. Talisman has been successful in including such matters in many of its recently negotiated international JOAs. For example, in 2006, Talisman (Colombia) Oil & Gas Ltd. entered into a JOA with co-venturers governing operations in the Niscota Block in Colombia which incorporates Talisman’s Security Policy as well as the Voluntary Principles on Security and Human Rights. Talisman continues to seek ways to further implement the Voluntary Principles throughout our operations and discusses issues related to the Voluntary Principles and their implementation with peer companies, NGOs and governments that are formally part of the Voluntary Principles process. Implementing the Security Policy In 2005, Talisman developed a comprehensive Security Manual to better equip senior management with the knowledge and tools needed to address security issues as they arise. The Security Manual lays out security policy and various procedures for dealing with such issues as evacuations and threats to Talisman employees and facilities. The Manual also standardizes alert status across Talisman operations, helping the Company better manage security threats, regardless of location. The Security Manual has been introduced in support of Talisman’s activities in Trinidad and Tobago, Indonesia, Sudan, Qatar and Colombia. The Manual will be rolled out in Malaysia and Vietnam in 2007. Incident Management Exercise Held The Company is committed to testing and improving its security practices. In 2006, Talisman completed an incident management exercise. More than 120 key personnel participated in the exercise, including members of the RCMP, fire and rescue and emergency medical services, as well as Talisman employees. The exercise tested procedures designed to manage and resolve serious incidents quickly and effectively. This collaborative approach between public and private sector security cooperation represents a leading approach to incident management. Malaysian Human Rights Dialogue In November 2006, Talisman Malaysia Limited participated in a regional dialogue entitled “Business and Human Rights: An Asian Perspective” in Kuala Lumpur. The event was organized by the International Petroleum Industry Environmental Conservation Association (IPIECA) and hosted by Petroliam Nasional Berhad (Petronas), the Malaysian national oil company. Throughout the two-day workshop, Talisman, along with industry representatives, Petronas, Suhakam (the Malaysian Human Rights Commission), the United Nations Development Program, Transparency International Malaysia and the World Petroleum Congress shared multiple perspectives and experiences on implementing human rights policies in such a multicultural and politically diverse region, as well as working and providing feedback on IPIECA’s new Human Rights Toolkit. * In 2000, the Voluntary Principles on Security and Human Rights were developed by the US and UK governments, select resource companies and various civil society groups as an international framework for the provision of security. For more information, see www.voluntaryprinciples.org. Sudan Legal Update On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman’s Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs’ effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs’ request to appeal the Court’s refusal to certify the lawsuit as a class action. The plaintiffs have appealed the Court’s decision granting Talisman’s Motion for Summary Judgment and all prior rulings to the Second Circuit Court of Appeal. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on the Company. Talisman Energy 2006 Corporate Responsibility Report 11

COMMUNITY AND STAKEHOLDER RELATIONS 3.10-3.12, 3.14-3.16, SO1, EC10 Do more locally – where wells are. Give local areas $6.2 Invested in community million contributions globally more support. Keep positive. in 2006. 2005 Report Feedback Card 12 Talisman Energy 2006 Corporate Responsibility Report

North American Community Consultation In 2006, Talisman consulted with or notified approximately 11,500 people in the Northwest Territories, Alaska, British Columbia, Alberta and Saskatchewan in support of 1,358 projects, including proposed exploration activity, wellsite acquisitions, minor tie-ins and major pipeline work. Talisman also hosted or actively participated in more than 20 open houses and Aboriginal career fairs across North America. These activities help us meet face-to-face with our stakeholders and provide opportunities for communities to learn more about our operations. Aboriginal Community Consultation in Canada In 2006, our approach to First Nations community consultation, and that of the oil and gas industry, was further defined with the release of the Government of Alberta’s First Nations Consultation Policy and, subsequently, its First Nations Consultation Guidelines on Land Management and Resource Development. The Policy stipulates that the Government of Alberta will consult with First Nations where land management and resource development on provincial Crown land may infringe First Nations’ Rights and Traditional Uses. Within the Policy, Alberta acknowledged that the duty to consult with First Nations communities resided with the government. Further, the Guidelines, in accordance with recent court rulings, delegate certain consultation processes to industry, on behalf of the government. The government retains accountability in regards to determining the adequacy of consultation with First Nations communities, and that consultation with identified communities must take place prior to project approval. The requirements for industry contained within the Guidelines carry significant risk. Consultation efforts with communities will require more time and, due to the fact acceptance of the Guidelines by Aboriginal communities is limited at this point, there is risk to Talisman’s overall relationship with communities. Talisman is working to mitigate these risks by relying on our historical relationships with communities, built on trust and respect, and by adjusting our internal processes to comply with the Guidelines. The risk for delays on project approvals and the overall risk to our relationship with communities remains high. Nonetheless, we will continue to actively engage and consult with the communities where we do business in the same open, honest and respectful manner we always have. New Oil and Gas Commission (OGC) Guidelines for Treaty 8 First Nations in British Columbia were also introduced in 2006. Workshops were held for affected First Nations, industry and government on new guidelines for six of the Treaty 8 First Nations. The Guidelines have clarified timelines and criteria, and introduced an issue-resolution process. The Guidelines allow each First Nations to identify up to 600 square kilometres as complex or sensitive areas and therefore subject to increased scrutiny during the application process. This is similar to the treatment of existing special management zones and major river corridors. Exploration in the Northwest Territories In May 2006, Talisman was awarded an operated interest in four exploration licences in the Great Bear Lake area of the Northwest Territories, located close to the community of Deline. Talisman travelled to Deline in July to provide a project overview and consult with the community. In September, members of the Deline community and the Deline Land Corporation toured Talisman’s Turner Valley development and signed an Access Agreement and Community Benefits Agreement with the Company for the 2007 seismic program. Talisman also worked with regulatory bodies in Yellowknife to discuss the width of seismic lines, has completed a Traditional Use Study and received approval from the Sahtu Land and Water Board. Talisman also developed emergency spill and environmental protection plans, which were submitted to the local authorities. In January 2007, Talisman formally launched the project during a community open house in Deline. Talisman Energy 2006 Corporate Responsibility Report 13

Alaska Significant consultation with local communities and organizations continued in 2006 regarding Talisman’s Alaskan subsidiary, FEX L.P. (FEX)’s exploration plans. Community open houses were held in Barrow and Atqasuk in June and FEX also co-hosted a community open house with its seismic program operator in November in Atqasuk. Further, FEX representatives made a presentation to the Subsistence Advisory Panel and held meetings with the North Slope Borough’s Wildlife and Planning Departments, the Alaska Eskimo Whaling Commission and the Native village of Barrow. Additional environmental field studies were completed and the drilling project environmental impact assessment was amended to include 2007 drilling plans and locations. FEX also provided data requested by the North Slope Borough Wildlife Department to evaluate wildlife movement and determine potential effects of drilling, including Traditional Knowledge surveys and activity locations. FEX continues to provide applicable data in support of the North Slope Borough Wildlife Department’s assessment of wildlife movement in the National Petroleum Reserve-Alaska, by sharing our knowledge of the area and its inhabitants. Peru Talisman (Peru) Ltd. holds a non-operated interest in Peru’s Block 64 in the Marañon Basin and an operated interest in the adjacent Block 101. In Block 64, our operating co-venturer has been consulting with the indigenous communities’ federations (OSHAM and FASHAM) in the area for more than five years. As a result of these consultations, an agreement was reached to conduct exploration activity, including the drilling of up to eight wells in exchange for compensation to the communities for the use of their land during the exploration program. Compensation funding is managed by the federations and is used to provide various community projects, including scholarships, communication equipment, medical supplies and education materials to their members. No exploration activity was conducted in Block 64 in 2006. In Block 101, Talisman (Peru) Ltd. prepared and submitted an EIA and initiated a series of public consultations in November for six communities in anticipation of conducting a seismic survey in 2007. Workshops were held to discuss exploration plans, impact mitigation strategies and, ultimately, to strengthen relationships between Talisman, the communities and indigenous community federations. The Company also supported independent negotiation skills training for appointed members of each community in preparation for compensation negotiations. In addition to regular consultation with the communities in Blocks 64 and 101, Talisman has maintained long-term dialogue with indigenous and environmental NGOs government regulatory authorities, political representatives, peer companies and the Canadian Embassy in Peru. Talisman believes that these discussions allow it to better understand the complex operating environment in Peru, and provide it with an opportunity to communicate the Company’s commitment to operate in accordance with industry best practices. 14 Talisman Energy 2006 Corporate Responsibility Report

Colombia Talisman (Colombia) Oil & Gas Ltd., holds a non-operated interest in the Acevedo Block in the Upper Magdalena Valley region, where it is currently carrying out an environmental remediation program. The subsidiary holds a non-operated interest in the Tangara and Mundo Nuevo Blocks. In 2006, Talisman (Colombia) Oil & Gas Ltd., was awarded a non-operated interest in the Niscota exploration block. Talisman (Colombia) Oil & Gas Ltd. has engaged in advocacy and dialogue in support of local indigenous culture regarding to exploration and remediation activities in its Tangara and Acevedo Blocks. Working with the Government of Colombia, NGOs and the local communities, the Company and its co-venturers have developed programs that provide educational training and improve capacity among indigenous communities, including agriculture and micro-businesses. We also continue to engage with the Government of Colombia with respect to the government’s efforts to consult with indigenous communities in the Mundo Nuevo Block, who currently, do not support any exploration activity in the area. Talisman’s Approach to Corporate Contributions Talisman believes that investing in the communities where we live and work supports our business activities. Corporate contributions play an important role in risk mitigation, helping to ensure the Company’s licence to operate, improving community relations, reducing security risk, assisting in employee recruitment and retention, and generating goodwill with home and host governments. In 2006, Talisman invested approximately $6.2 million in community development initiatives globally. Canada In September 2006, the Talisman Family Day Room opened at the newly built Alberta Children’s Hospital. In 2005, Talisman committed $500,000 over five years to support the creation of a senior research chair for healthy living, which is dedicated to fighting childhood obesity and promoting healthy lifestyles. In October, the Talisman Energy Fossil Gallery opened at the Canadian Museum of Nature at the Victoria Memorial Museum Building in Ottawa. In 2005, Talisman committed $2 million over five years to the museum. The Gallery examines the period of environmental change that marked the end of the age of dinosaurs. In addition to the world-class gallery, a travelling exhibition was created to expand the reach of the exhibit beyond the museum. In November, the Company announced a record $1 million donation to Calgary’s United Way thanks to employee donations, a matching corporate donation and numerous employee-led fundraising activities. Talisman Energy 2006 Corporate Responsibility Report 15

Cross-cultural Awareness Training In 2006, approximately 60 Talisman employees participated in cross-cultural awareness training courses, created and delivered by members of the Company’s Surface Land and Community Relations team. Further, eight Talisman employees attended the Aseniwuche Winewak Nation’s annual Cultural Camp, where they heard a history of the community, participated in a sweat lodge, made moccasins and drums with the assistance of the Elders, and hiked or quadded to some of the community’s historical sites. This was the fourth consecutive year the Company participated in this annual event. In December, Talisman participated in the formal grand opening of the STARS base in Grande Prairie in recognition of Talisman’s $500,000 commitment to the STARS Vision Critical Campaign. Funds will be applied toward the purchase of two new helicopters and support the Grande Prairie base. The STARS program is a vital component in emergency response planning throughout the Company’s operations in B.C. and Alberta. Aboriginal Community Investment in Canada In 2006, Talisman invested more than $200,000 in 90 local, regional and national Aboriginal initiatives through our Canadian Aboriginal Investment Fund. The majority of spending was directed toward education and training programs for Aboriginal Peoples. These include the National Aboriginal Achievement Foundation Scholarship Program, other post secondary scholarship programs and the 2006 Northeast B.C. Stay in School Program, which was delivered in seven Aboriginal communities in conjunction with some of Talisman’s peer companies. Talisman also provided $25,000 to the Southern Alberta Institute of Technology’s annual Aboriginal Student Symposium to develop leadership skills and support students in various stages of their career development. United Kingdom Talisman Energy (UK) Limited invested $586,000 in a number of education, youth and health-focused programs in 2006. Talisman and its employees took part in fundraising initiatives for the Juvenile Diabetes Research Fund, which finances research into the causes, prevention, treatment and cure of Type 1 diabetes and its serious and debilitating complications. Talisman also supported the provision of interactive educational ‘E-Beam’ equipment at Ferryhill Primary School, the production of safety educational booklets by the Children’s Safety Foundation and the organization of Marchburn Infant School’s healthy eating week. Talisman’s Flotta Terminal supported various health projects and school programs in its community, as well as a number of sports and cultural activities. Major projects included sponsorship of Voluntary Action Orkney, which assists local welfare organizations and provides respite care and advice for caring for elderly or disabled relatives at home. Talisman has also continued its support of the arts by donating to the St. Magnus Festival in Orkney, an annual midsummer celebration of arts, for the sixth year running. Further evidence of the Company’s support for community arts projects can be seen through its work with the Pier Arts Centre, which houses local, national and international works. 16 Talisman Energy 2006 Corporate Responsibility Report

Malaysia Talisman Malaysia Limited entered one of the largest corporate teams in the Malaysian Terry Fox Run, an international event which raises money for cancer research. The Company also continued to sponsor multi-year research by the Institute of Oceanography (Kolej Universiti Sains dan Teknologi Malaysia) to investigate the status of artificial reefs established offshore Terengganu since 1975. The research program evaluates diversity and abundance of reef-associated fish communities in relation to variables such as site environmental parameters and materials of construction. Vietnam Talisman Vietnam Limited sponsored the Asia Injury Prevention Foundation’s Helmets for Kids Program in Ho Chi Minh City. The program provides quality safety helmets through its non-profit factory and designs programs to encourage children to wear helmets and to raise traffic safety awareness. In a society where the motorbike is the primary mode of transportation, education and direct intervention is essential to improve the safety of children. The Helmets for Kids Program is endorsed by the Vietnamese Ministry of Education and the National Traffic Safety Committee and is associated with international organizations, such as the World Health Organization and the Global Road Safety Partnership. Indonesia In 2006, Talisman continued to support reconstruction efforts in the village of Lamreh, in the province of Aceh, Indonesia following the tsunami that devastated the region in December 2004. The project was officially completed in September 2006 and included the construction of more than 200 new houses, a new kindergarten, primary school, library, playground, clinic, women’s shelter and a community centre. Capacity building programs have been initiated, including computer training, tailoring and the establishment of small-scale plantations. Trinidad and Tobago Talisman (Trinidad) Petroleum Ltd.’s spending in the Eastern Block continued to support grassroot projects in the vicinity of the Company’s drilling program. Talisman provided approximately $35,000 for the delivery of a five-week heavy equipment operators training course, providing structured learning for 15 local heavy equipment operators, who eventually worked in the community. Talisman Energy 2006 Corporate Responsibility Report 17

RECRUITMENT AND RETENTION LA1-3, LA9, 10, 12, 16, 17, MR1-5 As a new employee to Talisman, I was very impressed $6 Committed toward million university scholarships. with this report and the fact one existed at all. Kathy Timmins 2005 Report Feedback Card 18 Talisman Energy 2006 Corporate Responsibility Report

Challenges in Recruitment and Retention Recruitment and retention of new and existing employees in the oil and gas industry is extremely competitive and represents a significant risk facing the Company. Fluctuating commodity prices, massive growth throughout the industry, an aging workforce and low university enrolment in the sciences and technical fields have exacerbated the situation. These factors have impacted Talisman in a number of ways: fewer applicants to job postings and advertisements; increased use of search firms in recruitment; candidates considering multiple job offers; candidates locked into long-term incentives and other retention programs and counter offers from existing employers. To tackle its global recruitment and retention challenges, the Company invested in scholarships internationally, improved career development and training opportunities and offered increased benefits and flexibility to employees in 2006. Scholarships Building on scholarship programs established at the Universities of Alberta and Calgary in 2005, Talisman established four new scholarship programs at universities in Canada, Scotland and Norway in 2006. Since 2005, Talisman has committed approximately $6 million globally toward scholarships. These scholarships represent a long-term investment in youth and will help to foster high levels of study, leading to careers in a challenging and rewarding industry that increasingly requires innovative thinkers and advanced technology. Talisman Energy (UK) Limited launched scholarship programs with Robert Gordon University (RGU) and the University of Aberdeen. Talisman will provide financial support totaling more than $1.8 million for students at these universities during the next decade. Scholarships worth more than $100,000 in aggregate will be awarded annually to students at RGU for the next 10 years. The University of Aberdeen will receive an annual scholarship package worth more than $110,000 for the next six years. The scholarships will support students throughout their studies, with possible internships at Talisman being offered, depending on academic performance. Talisman Energy Norge AS will provide scholarships at the University of Stavanger every year for the next four years. The agreement provides scholarships valued at approximately $17,800 per year to eight foreign engineers completing a master’s degree in petroleum technology over two consecutive years. In addition, Talisman plans to offer both Norwegian and foreign students paid summer jobs, thesis suggestions and monetary prizes to the three top master’s degree students every year. In Canada, Talisman has established two awards for students of mechanical and chemical engineering at the University of British Columbia. An endowment of $280,000 will create a $9,000 Talisman Energy Scholarship in each discipline annually. The two Talisman Energy Scholarships will be awarded to students with outstanding academic performance as well as a demonstrated interest in the energy industry. The Talisman Energy Scholarships were awarded for the first time in February 2007. Labour Relations In Norway, employees are represented by three unions including the Federation of Oilworkers Trade Union, the Norwegian Oil and Petrochemical Trade Union and the Norwegian Team Leaders Federations. Talisman’s Norwegian operations were engaged in collective bargaining with their unions during 2006. These agreements are bargained by the Norwegian Oil Industry Association (OLF) on behalf of several companies in the industry. Agreements were reached in May by the OLF with the trade unions NOPEF, SAFE, Lederne and ALT. These revised Norwegian Shelf Agreements will be valid until June 1, 2008. Operations and maintenance staff in Chetwynd, British Columbia are represented by the Communications, Energy and Paperworkers Union of Canada, Local 686-B. Talisman has had no grievances during the term of the current agreement. Talisman’s offshore workers at Lake Erie in Ontario are certified with the Central Ontario Regional Council of Carpenters, Drywall and Allied Workers United Brotherhood of Carpenters and Joiners of America (the Ontario Carpenters’ Union). Talisman and the union are currently in the final year of our collective agreement. Talisman Energy 2006 Corporate Responsibility Report 19

Mentoring and Young Professionals Programs Talisman piloted a small mentoring program in North American Operations for engineers who were new graduates, new hires or transfers within the organization. There were many lessons learned from this pilot program including the need for a more extended orientation process for new employees to ensure successful transition into their new roles. Forty-eight young professionals from Talisman Energy (UK) Limited have embarked on a comprehensive training program designed to develop leadership competence and increase personal effectiveness within the Company. A series of nine modules, including presentation and communication skills, report writing, teamwork and leadership, was developed. The training will run over 18 months. Career Development and Training Opportunities Talisman believes that executing our growth strategy and supporting our values of excellence and teamwork requires an investment in the development of our employees. Talisman’s approach to learning and development ensures that its employees not only meet current challenges but are prepared for tomorrow’s opportunities. Leadership Thirty-one employees participated in a new, nine-day program called Leadership Foundations that focuses on key strategies for successful leadership. The program extends participants’ learning and facilitates functional application through learning exercises and action planning. Four sessions are planned for 2007. Leaders in Talisman’s North American Operations again participated in a business improvement initiative called ‘A better place to work and a place that works better.’ This initiative included significant investments in leadership development, employee development, process improvements and employee engagement. Coaching Forums and Coaching Conversations workshops were also conducted in Canada, the UK and Malaysia in 2006. Coaching Forums were also held in Norway and Trinidad and Tobago for the first time. A new workshop called Making Difficult Conversations Easier, was added in 2006 and conducted in Canada and the UK. Sixty-six managers in the UK participated in a 360-degree feedback process, providing managers with feedback from peers, direct reports and line managers that is used to improve their management skills. Skills Development In November, Norway and UK personnel came together to participate in the third Advanced Commercial Negotiation Skills course. This course, delivered and designed by Talisman commercial managers, incorporates theory and role playing to provide individuals from a variety of disciplines within Talisman exposure to commercial negotiation situations. In May 2006, a training needs assessment was done in Malaysia. More than 160 staff participated in focus groups or an online survey to identify training needs. Results from this assessment will be used to determine training priorities for 2007. In March 2006, eight trainees were placed on Talisman (UK) sites for on-the-job placement. Total expenditures, including costs to the end of the program for current trainees, is $1.9 million. The majority of trainees have been employed as a result of their on-the-job placement with Talisman. 20 Talisman Energy 2006 Corporate Responsibility Report

Benefits and Compensation Talisman’s total compensation program is intended to align employee performance with the achievement of corporate goals and objectives, as well as being market competitive and internally equitable. While there are some differences in the specific compensation elements among our regions, we adhere to the same compensation principles. Talisman’s annual compensation program is comprised of corporate variable pay, merit pay and long-term incentives. The corporate variable pay program is based on annual corporate, team and individual performance results. Merit pay is recommended by an employee’s supervisor and factors in pay relative to the market, individual performance, internal equity and the budget available. Long-term incentives comprise the third element of the annual compensation program and provide a strong link between the interests of shareholders and employees. Senior management recommends stock options/cash units for employees within approved grant guidelines. Work-life Balance In 2006, Talisman initiated a review of workplace practices in Canada. The review included employee focus groups designed to identify practices that are most valued, an assessment of Canadian peer-company policies and practices, and recommendations for enhancements to Talisman’s existing benefits. As a result, Talisman’s Canadian Flex Day Program, Vacation Policy and Fitness Subsidy Programs were enhanced to increase Talisman’s flexible work practices. Employee flex days were increased from 12 to 15 days. Core working hours remain the same, meaning no extra working hours are required to earn the extra flex days. Vacation entitlements were also adjusted to reflect prior related work experience. Talisman’s Canadian Fitness Subsidy program was also amended to encourage higher participation by employees. Employees can now claim reimbursement for an individual or family membership in a year-round fitness facility, or cover expenses related to the employee’s participation in any program, class or activity that promotes health and general fitness. Introduction of Long-term Incentive Programs in Malaysia and Appalachia In March 2006, permanent national Talisman (Malaysia) employees became eligible to participate in the long-term incentive program. This decision was made on the principle that employees, wherever possible, should participate in the long-term performance of Talisman by being a shareholder. In Appalachia, Fortuna Energy Inc. (FEI)’s Board of Directors approved the implementation of a long-term incentive program for all local national employees. The plan will provide all local national employees with the same long-term incentive grants as Talisman’s Canadian employees; however, they will be provided in the form of cash units, rather than actual stock options. All FEI employees (except crossborder employees), will receive a partial fourth quarter grant for 2006 and annual grants thereafter. Information sessions relating to total compensation will be held in the first quarter of 2007 to inform and further educate employees in regard to the FEI plans. Flex Day Commencement in the United Kingdom and Norway In an effort to help our North Sea-based employees achieve a better work-life balance, Talisman Energy (UK) Limited and Talisman Energy Norge AS introduced flexible working hours in 2006. Employees and contractors now have the flexibility to take one day off per month to manage personal commitments. Talisman Energy 2006 Corporate Responsibility Report 21

OCCUPATIONAL HEALTH AND SAFETY LA5, LA7 The part that interested me most was “senior management site 88 Number of offshore and site supervisors who attended visits to reinforce Talisman’s safety standards. To what extent Leading Safely courses. does Talisman conduct internal audits of safety standards, management systems, etc…?” Robert J. Forbes 2005 Report Feedback Card 22 Talisman Energy 2006 Corporate Responsibility Report

Fatalities Sadly, Talisman recorded three contractor fatalities in 2006. On January 14, a contractor fell from the derrick of a contractor-operated drill rig in Trinidad and suffered fatal injuries. On January 24, a contractor suffered fatal injuries when struck by a backhoe bucket at Talisman’s Lynx pipeline construction project in northwestern Alberta. On February 22, a contractor was fatally injured in a single vehicle rollover near Grande Prairie, Alberta. In a tragedy that touched the local fishing and offshore oil industry, the fishing vessel Meridian and its four crew members were lost on October 26 during extreme weather in the North Sea. The vessel was under the control of a third party and was acting as a guard vessel on Talisman Energy (UK) Limited’s Blane project to help other vessels avoid a newly laid pipeline prior to its final installation. Life-threatening Occupational Injuries In 2006, Talisman recorded two life-threatening occupational injuries at Talisman-operated sites. These included a serious injury at FEX’s drilling operations in Alaska on March 25 when a contractor’s legs were caught in a cuttings auger. A second life-threatening occupational injury occurred during the installation of Talisman Energy (UK) Limited’s Beatrice Wind Farm demonstrator turbine on August 25 when a contractor sustained a severe crush injury to his leg. Investigations have been conducted into these fatalities and life-threatening occupational injuries and improvements are being made to the Company’s processes. Regulatory Contraventions There were no major regulatory non-compliance events in 2006, defined as health, safety, or environmental non-compliance events leading to formal charges against Talisman by regulatory authorities. Safety Improvement in North America Throughout 2006, Talisman has been engaged in safety improvement initiatives to identify and pursue significant safety performance opportunities and a common vision for safety and loss control across its North American Operations. The initiatives incorporate a behavioural focus, building on the success of recent safety leadership and behaviour-based safety training in our North American Operations group. Two senior leaders’ safety improvement workshops were held. Safety perception surveys were completed and the feedback received was incorporated into safety improvement planning and priority setting. Further, senior-level working groups were established to identify and develop improvements in the areas of training and mentoring, recognition and reward, contractor safety management and safe driving. A quarterly Safety and Loss Control newsletter was established to facilitate informationsharing across North American Operations. Safety-related metrics are being improved to focus on the quality of safety critical activities, including supervisory engagement, work permitting, task observation and incident investigation. Senior management visits to field operations continue. Stemming from this, a safety vision and strategy has been developed to assist communication, promote awareness and improve overall safety performance. Safety Audits In 2006, safety audits, reviews or inspections were completed at all Talisman-operated sites. This included external audits and inspections by relevant authorities in Canada, the North Sea and Southeast Asia. A program of occupational health and hygiene audits was introduced in our UK operations and occupational health and hygiene audits were conducted offshore in Malaysia. Talisman Energy 2006 Corporate Responsibility Report 23

Safety Stand Downs Talisman management participated in the oil and gas industry’s annual Safety Stand Down week in Western Canada. The objective of Safety Stand Down is to create time for face-to-face dialogue on safety between oil industry senior management and front-line workers at the jobsite. In addition, safety stand downs were held by Talisman at all North American Operations drilling and completions sites during November. Key messages delivered by Company leaders included personal responsibility for safety; continuous, integrated improvement of operations and safety performance; the North American Operations safe production philosophy; zero tolerance for drugs and alcohol; right to refuse unsafe work; and consistent use of seat belts while driving.  Occupational Health Improvements In 2006, Talisman progressed a number of occupational health-related projects. A comprehensive new drug and alcohol policy for its Canadian operations was drafted and is planned to be implemented early in 2007. Benzene exposure surveys were completed at Edson, Grande Prairie and Ontario, and a Benzene Code of Practice is under development to ensure the proper control of airborne benzene from production operations. Scheduled re-surveys for NORM (naturally occurring radioactive material) were conducted at Monkman and Edson. Annual worker health surveillance, including pulmonary function, blood pressure, audiogram (hearing test) and cholesterol screening was completed across North America. Emergency Response Talisman initiated a number of emergency response-related activities in 2006 designed to improve corporate capacity. In North America, a comprehensive emergency response exercise involving field tactical response, corporate tactical support and the executive crisis management team was held in October. Lessons learned will contribute to ongoing improvements in our emergency response systems. A new ‘Tier 2’ tactical emergency response plan is being developed to provide improved guidance to Calgary-based personnel providing emergency support to field operations in North America. The new plan is modelled after the Company’s universal Incident Command System. Elsewhere, key personnel completed a program of emergency response refresher training and exercises in Malaysia in 2006. In Stavanger, Norway, a new onshore emergency response organization and dedicated onshore emergency control facility opened in March. Comprehensive emergency response exercises were also held in the UK and Norway. 24 Talisman Energy 2006 Corporate Responsibility Report

Workplace Safety in the United Kingdom In 2006, Talisman Energy (UK) Limited’s occupational health and safety policies effectiveness and ensure ongoing regulatory compliance. In 2006, 88 offshore and site supervisors attended Leading Safely courses designed to help front-line personnel lead and motivate their teams to achieve high performance in all aspects of operations and, in particular, those that involve health, safety and the environment. The four-day course improves understanding and skills in dealing with such topics as leadership, teamwork and motivation.  A new safety campaign called Stop Drop was initiated across the Company’s North Sea installations in 2006. Dropped objects have been one of the most frequent sources of high severity-potential incidents. The program is expected to run for approximately six months and focuses on behavioural and spatial awareness and structured inspections to reduce the frequency of dropped object incidents offshore. Talisman also participated in Boots on for Safety, a safety improvement initiative sponsored by the North Sea Step Change in Safety program. In Boots on for Safety, Company leaders meet with offshore crews to develop safety improvement ideas and opportunities, which are then collated and, ultimately, shared industry-wide.  Norway Talisman Energy Norge AS initiated a long-term plan to improve its Health, Safety and Environment (HSE) performance focusing on management and verification, safety leadership training, improved availability of key documents, risk management training for all operations personnel, and dropped object prevention. Other occupational health and safety activities in Norway included upgrading aspects of Talisman’s HSE management systems dealing with contractor competency and emergency response training. Malaysia Talisman Malaysia Limited initiated a number of occupational health and safety-related initiatives in 2006. These include avian flu awareness sessions for employees, their families and key contractors; safety improvement workshops; offshore mercury management planning; and a two-day safety management systems review, which was completed at a fabrication yard in Vung Tau. The Company also introduced a new online system for incident reporting and followup in 2006. In 2006, Talisman (UK)’s Saltire offshore platform workers received a Silver Award from Scotland’s Health at Work (SHAW) program, recognizing the Company’s commitment to promoting a healthy lifestyle among its workers. Tal Talisman (UK)’s Beatrice, Tartan and Nigg operations received SHAW Bronze awards. Talisman Energy 2006 Corporate Responsibility Report 25

EXPLORATION AND DEVELOPMENT IN SENSITIVE AREAS EN5, 11, 12, 13, 21, EN25 Would like to hear the details of your environmental $30 million Amount spent on produced million water reinjection initiatives impact assessments and what you do in response. in the North Sea in 2006 Jane Oxenbury 2005 Report Feedback Card 26 Talisman Energy 2006 Corporate Responsibility Report

Environmental Planning Wherever Talisman operates, the Company endeavours to understand local environmental sensitivities and plan its activities accordingly. Talisman employs sound environmental planning to support its seismic, construction, drilling and operations projects worldwide. This may involve baseline environmental studies, formal or informal environmental impact assessments and protection plans, depending on the local environmental setting and sensitivities. The Company believes that by identifying environmental risks before it begins its projects and implementing strategies to reduce potential impacts, it minimizes its environmental impact. Reducing Environmental Impacts in North America In 2006, Talisman completed a number of activities designed to minimize the Company’s environmental impacts. For example, Caribou Protection Plans were implemented in support of winter exploration and development activities in defined Caribou Management Areas in Alberta. Talisman also participated in a pilot project aimed at boosting caribou survival near Hinton, Alberta. Further, detailed Environmental Protection Plans were developed in support of the Interconnect and Ram River pipeline projects. Interconnect is in a Designated Caribou Management Area. A new environmental training program for field operations and maintenance personnel was delivered at Grande Prairie, Carlyle, Turner Valley, and Warburg. In the North Sea, EIAs were completed and submitted to the authorities in support of planned field development at Duart, Fiddich and Rev; redevelopment at Yme field and the Beatrice Wind Farm Demonstrator project. Significant public consultation was completed as part of the EIA processes associated with these projects. Environmental Activity in Malaysia Talisman Malaysia Limited recently conducted a review of offshore business and HSE management systems to evaluate consistency across the assets and alignment with corporate procedures. Statutory offshore environmental surveys were also completed in the vicinity of the PM-3 CAA and South Angsi operations. They demonstrated negligible impact of these operations on the offshore environment. An EIA in support of the Bunga Tulip development was completed and submitted for review by the Malaysian Department of the Environment. Work continues on the EIA for Northern Fields development (Bunga Orkid and Bunga Pakma). Talisman (Trinidad) Petroleum Ltd. Withdraws Application for Certificate of Environmental Clearance In October 2006, Talisman (Trinidad) Petroleum Ltd. submitted an application to the country’s Environmental Management Authority for a Certificate of Environmental Clearance (CEC) to drill an exploration well within the Nariva Ramsar site. However, following the CEC application, valuable additional data was collected from wells drilled outside the Nariva Ramsar site. Based on this additional information, Talisman (Trinidad) decided a well within the Ramsar site was not needed. The Company withdrew the CEC application in December 2006. Environmental Audits Talisman regularly conducts environmental audits at its operated facilities as a basis for continuous improvement and to assess compliance with Company standards and regulatory requirements. Where audits identify significant deficiencies, improvements are made to the management framework, deficiencies are tracked and followup work is monitored. In 2006, comprehensive environmental audits were completed in North America at Grande Prairie (16 facilities), Carlyle, Bigstone and Wild River and at all of the operating sites in the North Sea. Talisman Energy 2006 Corporate Responsibility Report 27

Spill Response Talisman records and internally reports spills and near misses through various incident tracking systems across our global operations. All spills are reviewed and any trends relating to cause are identified and addressed. In 2006, a number of spill response and prevention activities were completed across Talisman operations. Emergency response and spill contingency plans were completed in support of drilling operations in Quebec. In Alaska, the spill response plan was upgraded in support of FEX’s drilling program. In Alberta, approximately 970 of 1,100 wellsites and facilities within 100 metres of permanent water bodies were assessed to gauge spill containment and controls. Spill Response Talisman Energy (UK) Limited has made a significant investment in new spill response equipment for its Nigg Terminal. This equipment will be available to the Cromarty Port Authority along with trained personnel to enhance the regional capability in oil spill preparedness. The equipment is expected to be delivered to the Terminal in April 2007 and will coincide with training in the use of the equipment and an exercise with the Cromarty Firth Port Authority. Other North Sea spill prevention and response initiatives include the development of spill contingency plans in support of drilling operations at Enoch, Blane, Burghley, Duart, Fulmar/Auk, Montrose, Arbroath, Arkwright, Brechin, Hummer and Krabbe. Talisman also introduced a ‘Walk the Line’ initiative aimed at enhancing operator awareness to reduce the risk of small spills to the sea. The initiative emphasizes the importance of visual inspection of worksites for sound line connections and correctly deployed valves prior to commencing operations. In Malaysia, Company health, safety and environment personnel participated in a joint operators’ audit of the Malaysian oil spill cooperative, PIMMAG. In Vietnam, controls including oil spill contingency plans, were established in support of offshore exploration drilling operations, and an EIA and oil spill contingency plan are under preparation in support of the Song Doc field development project offshore Vietnam. Managing Produced Water in the North Sea Management of the produced water generated in the North Sea continued in 2006. While Talisman Energy (UK) Limited strives to employ technology to maintain high levels of production from operations, it must also mitigate the potential ecological effects of discharges of produced water. Capital projects totaling $30 million in 2006 to implement produced water reinjection continued at Claymore, Clyde, Beatrice and Gyda. Talisman remains on track to reduce its aggregate offshore oil discharge consistent with new compliance regulations that are expected to come into effect in 2007. Waste Management and Site Restoration Wherever Talisman operates, wastes are carefully managed to avoid contamination of soil, groundwater, freshwater and marine ecosystems. The Company’s approach involves proper handling and interim storage, recycling and reuse, where feasible, and appropriate final disposal commensurate with the nature of the waste material and applicable laws. Improving Waste Management in North America Talisman continued to improve waste management processes and practices across all Talisman operations in 2006. An internal audit of drilling waste management practices continued within North American Operations in 2006 with a focus on proper handling, documentation, and disposal of drilling wastes. Talisman also implemented a treatment process for certain specialty water-based drilling wastes aimed at minimizing the volume of this material disposed into landfills. New computer-based training in waste manifesting was also introduced in 2006. Talisman Energy 2006 Corporate Responsibility Report 28

Reclamation and Remediation in Canada Talisman continues to assess and remediate soil and groundwater contamination associated with historic drilling and production operations. This includes voluntary reclamation of all our historic earthen flare pits in Western Canada. Total expenditure on contaminated site cleanup and wellsite reclamation was $25 million in 2006. Mercury contamination discovered last year in the maintenance shop and boiler house at the Edson gas plant was successfully cleaned up in 2006. The contamination was attributed to historic improper handling of elemental mercury. The level of contamination was relatively low and well below occupational exposure limits. Waste Management in the United Kingdom Talisman Energy (UK) Limited implemented a new waste management initiative at its head office where general waste bins from workstations were replaced with new segregated waste stations for paper, cardboard, plastic, cans and non-recyclable waste. The majority of operating sites have also made improvements to their waste management practices. For example, waste bins have been removed from cabins at many offshore installations to encourage personnel to use the segregated waste facilities provided and discourage putting recyclable waste into general waste stream. Environmental monitoring for residual contamination, including PCBs and radionuclides in sediments, seawater, fish and benthic organisms was conducted in 2006 at the site of the former Piper Alpha platform. While historic surveys have shown no evidence of contamination apart from slightly elevated PCB levels in sediments close to the platform debris, Talisman continues to conduct regular periodic surveys. Waste Management in Malaysia Talisman Malaysia Limited continued to manage the scheduled wastes generated in accordance with the Environmental Quality Act – Scheduled Waste Regulations. Wastes are recycled and recovered while non-recoverable wastes are sent to the government-approved disposal processing centre. Well Abandonment Fifty-four inactive wells were abandoned in Canada and seven inactive wells were abandoned in the North Sea in 2006. Talisman Energy (UK) Limited’s 2006 subsea well abandonment campaign employed marine mammal observers and passive acoustic monitoring technology to minimize the risk to any whales, dolphins, porpoises or seals in the vicinity during the controlled detonations necessary for wellhead removal. Support for Environmental Research Effective management of access and wildlife concerns remains a key component of project planning for ongoing deep gas exploration and development activity in the Rocky Mountain Foothills of Western Canada. Consequently, Talisman provided $110,000 to fund environmental research relating to coldwater fisheries, caribou, grizzly bears and the propagation of native plants for use in site reclamation. Talisman also continues to support the Alberta Ecotrust Foundation, which provides financial support for grassroots environmental projects by communities and non-profit organizations across Alberta. Talisman Energy (UK) Limited also made several contributions to support environmental research including Aberdeen University’s research of local populations of bottlenose dolphins and water birds, Scottish Native Woods’ juniper regeneration and Eynhallow fulmar monitoring program, among others. Talisman Energy 2006 Corporate Responsibility Report 29

ENERGY EFFICIENCY AND EMISSIONS EN3-EN4, EN8, EN17 I believe that the Beatrice Wind Farm Demonstrator 960 Number of company responses, including from Project represents a significant milestone in the offshore Talisman, received by the renewables industry and provides a strong foundation Carbon Disclosure Project. for British leadership in this emerging sector. Gordon Brown Chancellor of the Exchequer, United Kingdom 30 Talisman Energy 2006 Corporate Responsibility Report

Climate Change Commercial risks that have been widely associated with climate change are broad in scope and vary in level of definition. They include compliance costs associated with legislation and regulation; impacts to corporate reputation; potential litigation; insurance industry products and policy exclusions; and infrastructure damage resulting from extreme weather conditions and sea level rise. At this point in time, the Company does not consider these risks to be material in nature. The financial implications of future regulatory frameworks could include increased costs due to the adoption of new equipment standards and emissions abatement technologies; retrofitting of existing equipment/processes; corporate resources and systems required to comply with potentially overlapping regional, national and international regulations; purchase of credits or offsets to achieve carbon dioxide equivalent (CO2e) emissions targets; and carbon taxes applied to emissions or production volumes. Impacts of Climate Change Regulations The current impact of existing climate change regulations to Talisman is limited to costs associated with complying with country-specific reporting requirements, paying a carbon tax in Norway and consulting with governments regarding the design of future oil and gas regulations. While Talisman believes that the costs of complying with environmental legislation will not have a material adverse effect on the Company’s financial condition or results of operations, it is difficult to accurately predict the strategic and financial impacts of future climate change regulations. Talisman may benefit from regulated CO2e emissions trading schemes by achieving surplus allowances through improvement in operational efficiencies, or generation of Certified Emissions Reduction (CER) credits through various projects. CERs from emissions reduction projects could be used in regulated or voluntary trading markets. While several voluntary CO2e trading markets currently exist, Talisman has opted to await additional clarity around legislated climate change regulations and their implications. Although discussions continue regarding other potential international agreements, as of December 31, 2006, the Kyoto Protocol remains the only ratified international agreement to reduce greenhouse gas emissions. Kyoto Protocol The Kyoto Protocol (Kyoto) came into force on February 16, 2005 and requires certain nations to reduce their emissions of carbon dioxide and other greenhouse gases. Under Kyoto certain mechanisms entitled Clean Development Mechanisms (CDM), Joint Implementation and Emissions Trading, have been developed to provide companies with compliance options to reduce emissions in other countries or purchase surplus emissions credits to offset exceedance of emissions allowances. Talisman continues to monitor the development of ongoing international climate change negotiations and Kyoto mechanisms. Canadian Clean Air Act The Canadian government tabled its new Clean Air Act in October 2006, described then as an alternative to Canada’s obligations under the Kyoto Protocol. Short-term measures include intensity-based emissions targets for greenhouse gases, to be in effect by 2010, although short-term reduction targets were not specified. The concept of intensity-based targets is consistent with the previous government’s LFE (large final emitter) proposal. Consultations with industry and other stakeholders are ongoing. Carbon Disclosure Project In 2006, the Carbon Disclosure Project (CDP) wrote to more than 2,100 of the largest quoted companies in the world by market capitalization, asking for the disclosure of investment-relevant information concerning their greenhouse gas emissions. The CDP received responses from more than 960 companies, including Talisman. The CDP is a coalition of global investors including AIG, Goldman Sachs, Morgan Stanley and Merrill Lynch with assets of $31.5 trillion under management. The CDP aims to raise awareness with investors about the significant risks and opportunities presented by climate change and inform company management regarding the serious concerns of shareholders regarding the impact of these issues on company value. To read Talisman’s response or to learn more about the Carbon Disclosure Project, visit www.cdproject.net. CARBON DISCLOSURE PROJECT Talisman Energy 2006 Corporate Responsibility Report 31

Energy Audits Energy efficiency audits were conducted again this year at a number of production facilities in Canada, including facilities within the Turner Valley and Grande Prairie operating areas. Energy efficiency assessments have been completed on Flotta, Nigg, Bleoholm, Claymore, Clyde, Piper and Tartan in the United Kingdom North Sea. An assessment is scheduled for Montrose in 2007 EU Emissions Trading Scheme Talisman Energy (UK) Limited is a participant in Phase I of the EU ETS, which runs from 2005 to 2007. Third party verification of the Company’s 2005 carbon dioxide emissions was completed early in 2006, consistent with requirements under the EU ETS. Third party verification of 2006 emissions was initiated late in 2006 and Talisman (UK) is conducting an internal evaluation of its emissions allowances position for Phase II of the EU ETS, which commences in 2008. Fuel gas and diesel metering upgrades are ongoing at the operated sites to meet EU ETS measurement and reporting requirements. Talisman (UK) is currently in a surplus position with respect to CO2 equivalent emissions allowances and expects to maintain this position throughout Phase I. Norway Norway administers an emissions trading scheme as well as a carbon tax. Talisman’s Norwegian facilities are currently only subject to the carbon tax as all facilities paying a carbon tax are excluded from the national emissions trading scheme until 2008. CO2 Emissions in Malaysia and Vietnam Typically, petroleum reservoirs throughout Asia have high CO2 content and venting or flaring is a common practice throughout Thailand, Malaysia, Indonesia, Vietnam and China. However, the fiscal and regulatory regimes throughout the region make no provision for CO2 reinjection. The natural gas produced from these reservoirs is commonly used to displace coal in power generation. Talisman Malaysia Limited and Talisman Malaysia (PM3) Limited together hold a 41% working interest in the PM-3 CAA project offshore Malaysia and Vietnam and Talisman Vietnam Limited holds a 33% interest in the adjacent Cai Nuoc areas. Malaysia and Vietnam are signatories to the Kyoto Protocol, but as Non-Annex I countries under the UN Framework Convention on Climate Change, Malaysia and Vietnam are not subject to any specific emissions reduction targets, unlike Canada and the UK. Although standard industry practice in the region is to routinely flare and vent CO2, the Company continues to evaluate the potential for reinjecting CO2 at PM-3 CAA. In 2006, Talisman received the results of an independent study commissioned to determine whether CO2 reinjection at PM-3 CAA could qualify as a Kyoto CDM project, as well as to better understand the applicable CDM mechanisms and process. CDM projects generate a material volume of CERs, which could be sold into the market or used to retire regulatory obligations elsewhere. Such a CDM project would require the agreement of the Governments of Malaysia and Vietnam. The study identified several risks associated with a potential CDM project related to timing, process and commercial issues. The CDM baseline and monitoring methodologies that are applicable to the geological storage of CO2 are still evolving. There is also uncertainty as to the long-term market value for CER credits. The conclusion of the independent study was that, at this time, unless the economics of a CO2 re-injection project can be significantly improved, such an undertaking would be considered an unattractive option. Talisman will continue to assess these various factors on an ongoing basis. Talisman Energy 2006 Corporate Responsibility Report 32

Beatrice Wind Farm Demonstrator Project Following approval from the UK Department of Trade and Industry in July 2006, Talisman Energy (UK) Limited installed one of two 5MW wind turbines at its Beatrice offshore platform, approximately 25 kilometres off the east coast of Scotland as part of its $70 million deepwater Beatrice Wind Farm Demonstrator Project. The second 88 metre high wind turbine is planned to be installed in 2007. The project, a joint venture between Talisman Energy (UK) Limited and Scottish and Southern Energy, plans to use two of the largest turbines installed offshore anywhere in the world to test the technical and economic feasibility of deepwater wind farms in water depths of approximately 45 metres. Electricity generated by the demonstrator project is expected to power the Beatrice platform. The existing Beatrice infrastructure has been modified to use the electricity generated by the demonstrator turbines. The field’s production platforms will also provide a base from which to carry out turbine monitoring and maintenance. The project is utilizing many of the project management, engineering and fabrication skills and techniques developed in the UK’s offshore oil and gas industry. Such skills are transferable and underline the role the oil and gas sector is able to play in developing offshore wind energy. An important anticipated element of the project includes extending the life of the Beatrice platform and helping maximize oil recovery from this field. As part of the substructure installation process, eight underwater piles were installed in the seabed. To protect the nearby population of bottlenose dolphins, an Environmental Protection Plan, consisting of marine mammal observers and passive acoustic monitoring was implemented to monitor the underwater noise generated during the installation process. In addition, Talisman recorded the piling sound levels to help further its understanding of sound levels received at a distance. These measurements will be valuable for any future projects involving pile-driving and the Company expects its results to be published. Marine mammal observations revealed that the Beatrice area is host to common dolphins, minke whales, harbour porpoises and grey seals. Talisman Energy (UK) Limited plans to carry out platform and boat-based bird surveys and will continue with its bird radar study in 2007. Instruments that record dolphin and porpoise vocalizations have been recording at Beatrice for more than a year and Talisman plans to continue this in 2007 to detect any changes before and after installation. If the project is successful, Talisman will consider the construction of a full-scale offshore wind farm of up to one gigawatt output linked to the Beatrice platform. A commercial venture could generate almost 20% of Scotland’s current electricity demand (enough energy to power a million average UK homes), while extending the life of our Beatrice facility. The project is the largest renewable energy development in Scotland and could become the world’s largest wind farm. However, at this time, the vision of the commercial wind farm can only be realized if the costs can be brought down. Talisman Energy (UK) Limited received the Northern Star Business Award for Renewable Energy for its Beatrice Wind Farm Demonstrator Project in 2006 Talisman Energy (UK) Limited’s Wind Farm Demonstrator Project has received funding from the Scottish Executive, the UK Department of Trade and Industry, the European Commission and Scottish and Southern Energy. For more information, visit www.beatricewind.co.uk  Diversification into wind  generation of energy is a very forward stance for an oil company and demonstrates an openness to new ways and means to satisfy energy demand, bravo! Beverly Cooper 2005 Report Feedback Card Talisman Energy 2006 Corporate Responsibility Report 33

FINANCIAL AND OPERATING STATISTICS EC1, 3, 5, 8, 13 While the Company is making money, it also takes some 2,749 Amount in millions of royalties, taxes and material payments paid social and environmental responsibilities. That makes to home and host governments. me proud to be a shareholder of the Company. Charmaine Lin 2005 Report Feedback Card 34 Talisman Energy 2006 Corporate Responsibility Report

Talisman Generated $4,748 Million in Cash Flow in 2006 Cash flow totaled $4,748 million in 2006 ($4.35/share) versus $4,672 million ($4.23/share) a year earlier. Gross sales were $10,030 million, up $0.5 billion compared to 2005 on higher volumes and prices. Cash flow is a non-GAAP measure. Please refer to the advisories on pages 44 to 46 for more information. Net income for 2006 was $2,005 million ($1.84/share), compared to $1,561 million ($1.41/share) in 2005. Talisman also calculates net income in accordance with US GAAP. On this basis, net income was $1,920 million in 2006 ($1.76/share) compared to $1,496 million ($1.36/share) in 2005. Earnings from Continuing Operations were down 15% Talisman’s earnings from operations in 2006 were $1,583 million ($1.45/share) compared to $1,853 million ($1.68/share) the previous year. Earnings from operations are calculated to help investors understand the Company’s core operating performance on a consistent, comparable basis. Earnings from continuing operations were down, as the impact of increased prices and volumes was more than offset by gains against the US dollar by the Pound Sterling and Canadian dollar and increased DD&A and operating expenses and taxes. Earnings from continuing operations is a non-GAAP measure. A reconciliation to net income has been provided in the advisories at the back of this report. Liquidity and Capital Resources Talisman’s long-term debt at year-end was $4.6 billion, up from a total of $4.3 billion at the end of 2005. The Company generated $4.4 billion of cash from operating activities and spent $4.6 billion on exploration and development while spending $0.2 billion on acquisitions, paid dividends of $163 million and repurchased 35 million common shares for $659 million. At year-end, the Company had $2,018 million of available bank lines of credit. Additional financial information can be found in Talisman’s 2006 Annual Financial Report available on our website or by contacting the Company. Royalties and Current Taxes In 2006, Talisman paid $2,734 million in royalties and current taxes. Not all of this expense represents cash payments to host governments. Under certain contractual terms, royalties and taxes represent the entitlement of the host government to a portion of production. Talisman does not distinguish between cash payments and ‘commodity-based payments’ in determining the Company’s total fiscal contribution to host governments. Talisman recognizes such amounts at market prices in the month the Company sells its share of production. For more information, see page 42. Material Payments With respect to other material payments of $1 million or greater paid to governments, Talisman paid US$1 million to the Government of Vietnam as a commercial discovery bonus and US$1.7 million to the Indonesian government as a signature bonus. Talisman also paid $4.3 million as a license fee and $7.7 million as a CO2 tax to the Government of Norway. Transparency Talisman believes that an important first step in establishing greater economic transparency can be achieved through the public disclosure of revenue payments to host governments. As such, please see page 42, for a breakdown of all taxes and royalty payments made by the Company to governments in 2006. Talisman became a signatory to the Extractive Industries Transparency Initiative (EITI) in 2005 and has actively participated in the development of the policy framework for the EITI, including the development of a validation process for implementing countries and companies. This validation process, as well as the arrangements for ongoing management of the EITI, was introduced at the October 2006 EITI Plenary Conference (attended by Talisman) held in Oslo, Norway. Launched by UK’s Prime Minister Tony Blair at the World Summit on Sustainable Development in Johannesburg, South Africa in September 2002, the EITI is a global multi-stakeholder initiative of developing country governments, donors, companies, investors, civil society organizations and international financial institutions seeking to increase transparency in the extractives sector in developing countries. For more information, visit www.eitransparency.org. Talisman Energy 2006 Corporate Responsibility Report 35

Talisman Energy Inc. asked us to review management’s assertions regarding the Company’s corporate responsibility performance and to provide a report setting out our conclusion. Our review was carried out at Talisman’s corporate head office in Calgary, Canada. Our review team comprised individuals with backgrounds and experience in environment, health and safety, social, economic and financial assurance. In total, our review required approximately 600 hours of professional time. During our review, we obtained, examined and evaluated evidence using a variety of procedures, including interviewing relevant Talisman management and staff; obtaining an understanding of the management systems, processes and controls used to generate, aggregate and report the data at Talisman’s regional operations and head office; examining relevant internally and externally generated documents and records, including correspondence with external parties; comparing the Company assertions to publicly available third party information; testing and recalculating performance data on a sample basis; and assessing the information for consistency with our knowledge of Talisman’s overall operations. We did not visit Talisman’s international locations. Information relating to these operations was collated and reviewed at the Calgary head office. INDEPENDENT REVIEWER’S REPORT TO: THE BOARD OF DIRECTORS AND MANAGEMENT OF TALISMAN ENERGY INC. We have been asked to review selected quantitative performance indicators presented in Talisman’s Corporate Responsibility Report (the Report) for the year ended December 31, 2006. We did not attempt to review all information included in the Report. Talisman management is responsible for collection and presentation of the indicators and information within the Report. Our responsibility is to express a conclusion as to whether anything has come to our attention to suggest that the selected performance indicators are not presented fairly in accordance with the relevant criteria. Scope The information selected for review in 2006 included quantitative indicators relating to community investments; community relations; health, safety and environment; employee relations; and other areas in the Performance Data Summary noted in bold on pages 38 to 42. The performance indicators were selected by Talisman primarily on the basis of perceived external stakeholder interest. We did not review the narrative sections of the Report, except where they incorporated the selected quantitative performance indicators. The Economic Performance Data contains financial performance information extracted from Talisman’s 2006 financial statements, along with selected corporate responsibility expenditures that are within scope of this review. We did not review financial performance information taken from Talisman’s financial statements, which are audited by Ernst & Young LLP. Methodology Our review was completed in accordance with the International Standard on Assurance Engagements (ISAE) 3000, developed by the International Federation of Accountants. As such, we planned and performed our work in order to provide limited, rather than absolute, assurance with respect to the selected quantitative information that we reviewed. Our review criteria were based on Global Reporting Initiative (GRI) Sustainability Reporting Guidelines (2002 version), relevant regulations, Talisman management definitions, and accepted industry standards. Our procedures included obtaining, examining and evaluating evidence relating to the selected indicators. Our process is further described in the sidebar on this page. We believe our work provides a reasonable basis for our conclusion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the selected quantitative information presented in bold on pages 38 to 42 of this Report is not presented fairly in accordance with the relevant criteria. PricewaterhouseCoopers LLP Calgary, Alberta, Canada March 13, 2007 36 Talisman Energy 2006 Corporate Responsibility Report Description of Our Review Process

PRICEWATERHOUSECOOPERS’ OBSERVATIONS In addition to providing a conclusion on the selected key performance indicators (noted throughout the performance data summaries on pages 38 to 42 in bold), Talisman also asked PricewaterhouseCoopers LLP (PwC) to provide the Company with feedback on areas of strength and opportunities for improvement in its corporate responsibility performance monitoring and reporting processes. Illustrative examples of PwC’s feedback are presented below: Areas of Strength • Company-wide advancements continue both in information management systems used for generating, compiling and reporting key performance indicator data as well as documentation of these processes. • There have been general improvements in addressing inconsistencies among the Company’s regional operations with respect to definitions and calculation methodologies for certain performance indicators. Opportunities for Improvement • The level of internal data review prior to submission to corporate head office continues to vary across the operating regions. Ensuring thorough and timely checks of data at the regional level would reduce the risk of errors and omissions in data provided to head office. PwC informed Talisman that the identified opportunities for improvement result in inefficiencies in both the consolidation and review of the performance indicators, but are not believed to have a material effect on the reported performance data. Talisman Energy 2006 Corporate Responsibility Report 37

SOCIAL PERFORMANCE DATA Malaysia/ Trinidad and KPI Year Global Canada US UK Netherlands Norway Indonesia Vietnam Tobago Qatar Other Total Footnote Workforce Practices Number of full-time equivalent 2006 1,612 67 307 4 148 38 205 4 3 0 2,388 As of December 31, 2006. permanent employees 2005 1,508 34 275 4 104 36 171 4 1 1 2,138 LA1 2004 1,386 21 204 3 81 38 130 5 1 0 1,870 Number of full-time equivalent 2006 26 2 85 63 0 3 0 1 0 180 Bracketed values reflect the elimination positions added 2005 120 27 21 11 (7) 12 0 (3) 181 of unfilled positions from previously LA2 2004 104 9 6 57 3 179 planned workforce. Voluntary turnover rate 2006 6.8 6.8 Percentage. LA2 2005 3.5 3.5 2004 4.2 4.2 New graduates hired 2006 28 3 8 39 2005 20 2 4 27 2004 20 1 21 Number of cooperative education 2006 105 0 18 2 0 0 125 and summer students hired 2005 111 1 18 2 2 2 136 2004 102 6 1 109 Number of temporary 2006 2,016 2,016 As of December 31, 2006. or contractor staff 2005 1,680 1,680 LA1 2004 1,383 1,383 Number of employees in flexible 2006 110 110 Includes teleworking and work arrangements 2005 100 100 part-time employees. 2004 83 83 Number of employees represented by 2006 45 70 115 See page 21 for more information. independent trade union organizations 2005 25 58 83 LA3 2004 23 60 83 Diversity Number of employees participating 2006 55 55 in Aboriginal cross-cultural 2005 58 58 awareness courses 2004 33 33 HR8 Number of Aboriginal work 2006 1 1 experience terms 2005 2 2 2004 1 1 Composition of executive management 2006 8M 1F 8M 1F M-Male F-Female. Top numbers indicate and corporate governance bodies 7M 1F 7M 1F Board of Directors. Bottom numbers LA11 2005 10M 1F 10M 1F indicate Executive Committee. 7M 1F 7M 1F 2004 8M 1F 8M 1F 7M 1F 7M 1F PricewaterhouseCoopers LLP has reviewed the data on pages 38 to 42 noted in bold font. See page 36 for more information. 38 Talisman Energy 2006 Corporate Responsibility Report

SOCIAL PERFORMANCE DATA Malaysia/ Trinidad and KPI Year Global Canada US UK Netherlands Norway Indonesia Vietnam Tobago Qatar Other Total Footnote Training and Development Technical and personal development 2006 4.8 4.8 Million $. Includes educational assistance, training expenditures 2005 3.9 3.9 personal development and technical LA9 2004 3.2 3.2 training costs but not employee time. Technical training may include contract staff in some locations. Number of employees registered 2006 489 1 169 1 24 5 52 741 in personal development programs 2005 400 13 151 0 31 595 LA17 2004 185 97 17 28 327 Number of employees receiving support 2006 68 1 8 4 81 Includes some employees enrolled through educational assistance program 2005 66 1 67 in formalized degree programs. LA17 2004 71 12 83 Number of employees 2006 545 109 85 29 768 using fitness subsidy 2005 485 81 31 28 625 LA12 2004 445 68 23 15 551 Ethical Business Conduct Number of certificates of compliance 2006 4,270 4,270 Includes permanent and with PBCE received 2005 3,719 3,719 contract employees. HR8 2004 3,134 3,134 Number of potential exceptions to PBCE 2006 11 11 2005 16 16 2004 14 14 Talisman Energy 2006 Corporate Responsibility Report 39

HEALTH, SAFETY AND ENVIRONMENT PERFORMANCE DATA* KPI Year Canada UK Norway Malaysia US Total Footnote Energy Direct energy use 2006 20,559,000 32,517,000 2,771,000 31,050,000 Gigajoules. Total energy use at operated EN3 2005 20,465,000 30,053,000 2,332,000 29,081,000 facilities including fuel combustion, flaring 2004 20,891,000 30,429,000 1,534,000 20,599,000 and electrical power purchases. Production energy intensity 2006 0.197 0.636 0.264 0.788 Gigajoules/boe. EN3 2005 0.204 0.562 0.207 0.772 2004 0.208 0.489 0.401 0.542 Emissions CO2 equivalent emissions 2006 2,481,000 2,035,000 161,000 2,958,000 7,635,000 Tonnes. CO2 equivalent emissions include EN8 2005 2,479,000 1,862,000 138,000 2,811,000 7,290,000 combustion and non-combustion sources. 2004 2,529,000 1,876,000 86,000 1,886,000 6,377,000 Numbers may vary from those reported to regional authorities due to differences in reporting criteria. Well test flaring emissions included for all regions with the exception of the UK. Production carbon intensity 2006 0.024 0.040 0.015 0.075 Tonnes CO2 equivalent emissions/boe. EN8 2005 0.025 0.035 0.012 0.075 2004 0.025 0.030 0.023 0.050 Water Licensed freshwater diversion 2006 975,000 975,000 m3. EN5 2005 1,119,000 1,119,000 2004 1,145,000 1,145,000 Waste Management and Site Restoration Waste intensity 2006 64.1 91.2 27.0 5.6 Tonnes/mmboe. Excludes drilling and EN11 2005 42.6 78.8 34.0 3.6 remediation wastes and bulk liquids. 2004 43.1 93.2 47.4 2.3 Canadian values reflect Alberta operations only. Waste recycling 2006 37 70 Percentage. EN11 2005 36 60 2004 23 86 Oil content of produced water 2006 22.6 17.9 22.7 mg/L. Analytical methods vary across regions discharged to sea 2005 25.0 18.4 19.6 according to jurisdictional requirements and EN12 2004 21.7 23.4 15.3 may not be directly comparable. Reclamation and 2006 25 25 Million $. remediation expenditures 2005 19 19 EN23 2004 16 16 * Base data used to calculate Energy, Emissions and intensity-based KPIs include both measured and production-based estimated values. Please note that certain performance measurements for 2004 and 2005 have been restated as a result of enhancements to calculation methodologies and improved raw data. 40 Talisman Energy 2006 Corporate Responsibility Report

HEALTH, SAFETY AND ENVIRONMENT PERFORMANCE DATA*

KPI	Year	Global	Canada	UK	Norway	Malaysia	US	Total	Footnote
Well abandonment	**2006**		**54**	**7**	**0**		**0**	**61**	Well abandonment refers to downhole closure of wells.
	2005		92	0	0		1	93	
	2004		150	5	0		0	155	
Soil treated and recycled	**2006**		**7,061**					**7,061**	Tonnes. As treated at the Diamond Valley Soil Treatment Facility
	2005		11,560					11,560	
	2004		14,969					14,969	
Land Use									
Total amount of developed land owned, leased or managed EN23	**2006**	21,227						21,227	Thousands of acres net. See Talisman's 2006 Annual Information Form page 81 for more information.
	2005	21,144						21,144	
	2004	16,569						16,569	
Major Incidents									
Major incidents of non-compliance EN16	**2006**	**0**						**0**	See page 23 for more information.
	2005	0						0	
	2004	0						0	
Spills									
Spill frequency EN13	**2006**		**3.12**	**1.23**	**1.33**	**0.03**	**0.29**		Number of spills/mmboe
	2005		3.35	0.37	0.62	0.00	0.60		
	2004		3.02	0.43	1.05	0.00	1.22		
Average spill size EN13	**2006**		**3.5**	**0.8**	**0.7**	**0.1**	**0.1**		m^3
	2005		3.5	0.6	0.1	0	0.8		
	2004		3.5	0.4	0.4	0	0.01		
Occupational Health and Safety									
Lost-time injury frequency LA7	**2006**	0.39						0.39	Global aggregate: number of lost-time injuries per 200,000 exposure hours. Includes certain contractors in the UK, Norway, Malaysia and Indonesia. 2005 and 2004 data restated to reflect a new reporting standard adopted in 2006 to improve data consistency.
	2005	0.43						0.43	
	2004	0.35						0.35	
Fatalities LA7	**2006**	**7**						**7**	See page 23 for more information. Includes contractors.
	2005	0						0	
	2004	0						0	
Life-threatening occupational injuries LA7	**2006**	**2**						**2**	See page 23 for more information. Includes contractors.
	2005	0						0	
	2004	0						0	

Great report, you could have used cheaper paper to print it.

Louise Cox
2005 Report Feedback Card

Talisman Energy **2006** Corporate Responsibility Report **41**

ECONOMIC PERFORMANCE DATA*

KPI	Year	Canada	US	UK	Netherlands	Norway	Denmark	Indonesia	Malaysia	Vietnam	Australia	Algeria	Tunisia	Trinidad and Tobago	Colombia	Peru	Qatar	Other	Total	Footnote
Production	**2006**	188.4	16.5	120.1	3.5	31.8	0.1	44.9	46.2	1.8	7.3	12.4	0.8	8.4					485.2	mboe/d
	2005	191.3	17.4	122.2	3.3	26.8	0.4	36.3	43.8	2	0.7	15.3	0.1	10.1					469.7	
	2004	190.1	14.8	131.7	2.7	6.4		36.7	40.2	2		13.5							438.1	
Financial Performance																				
Gross sales revenue EC1	**2006**	3,192	295	2,919	70	809	81	874	1,025	36	190	304	17	218					10,030	Gross sales revenue from oil, natural gas and natural gas liquids before hedging and royalties
	2005	3,730	399	2,654	52	604	10	661	833	33		347	2	229					9,554	
	2004	2,851	264	2,241	34	110		551	434	135		254							6,874	
Indirect Economic Impacts																				
Exploration and development expenditures EC13	**2006**	2,215	265	1,212	12	324	9	76	200	41	14	70	4	84	3	3	22	24	4,578	The majority of expenditures in Other relates to unallocated head office exploration costs. UK total includes $6 million spent in Germany
	2005	1,501	158	848	17	167		56	220	27	2	26	1	72	24	20	14	26	3,179	
	2004	1,317	198	502	1	4		23	214	18		8		191	17	13	11	21	2,538	
Employee remuneration EC5	**2006**	**347**	**9**	**58**	**0.6**	**20**		**0.6**	**15**										**450.2**	Expatriate remuneration is included in the home country totals. Norway data has been restated for 2004 and 2005 to reflect benefit costs that were previously omitted. Malaysian totals include Vietnam data
	2005	325	5	53	0.6	13		0.6	12										409.2	
	2004	240	3	44	0.4	14		1.0	12										314.4	
Fiscal Contributions to Host Governments																				
Total taxes EC8	**2006**	46	(15)	438	21	200	15	203	117	8	89	37	4	60				3	1,226	Taxes represent current tax expense and current production taxes
	2005	48	47	437	22	236		156	141	7		47		64				3	1,208	
	2004	28	15	348	18	14		92	47	5		33						2	602	
Total royalties EC8	**2006**	541					4	316	475	6		131	3	32				0	1,508	**
	2005	680	4					254	293	6		135		35				0	1,407	
	2004	499	1					205	183	3		97						0	988	
Amount of money paid to political parties SO5	**2006**	**36,000**																	**36,000**	$ Canadian
	2005	34,600																	34,600	
	2004	32,300																	32,300	
Community Investments																				
Community contributions EC10	**2006**	**3,590**	**299**	**586**		**169**		**547**	**30**	**32**		**59**		**296**	**62**	**158**	**0**		**6,187**	Thousands of Canadian dollars. Includes corporate contributions in both operated and larger non-operated international projects. Project information and spending details on these non-operated properties provided by the operator. Totals include spending in Sudan
	2005	3,039	233	570				395	98			64		502	199	77	12		5,578	
	2004	1,697	82	445				377	26					209	168	78	20		3,748	

* Except where noted by bold font, the economic performance data presented here, with the exception of production statistics, has been extracted from our Audited Financial Statements for the year ended December 31, 2006.

** Royalties represent cash payments and in certain foreign operations, the entitlement of the respective governments to a portion of Talisman's share of production. Royalties and taxes paid to the Government of Malaysia include the Government of Vietnam's share of the PM-3 CAA royalties and taxes. For additional information, see the Notes to Talisman Energy Inc.'s Consolidated Financial Statements for the year ended December 31, 2006.

42 Talisman Energy 2006 Corporate Responsibility Report

GRI REFERENCE INDICATORS GRI Talisman Comments Description GRI Talisman Comments Description 1.1 Annual Report page 3 Description of vision and strategy EC1 Page 42 Net sales 1.2 Pages 2-4 CEO statement EC3, EC5, EC10, HR14 Page 42 Cost of goods, materials and services purchased. Total payroll and benefits. Donations to community. Share of operating revenues redistributed to local communities. 2.1, 2.9, 2.11-2.13, Page 1 Name of reporting organization. List of key stakeholders. Reporting period. Date of 2.15, 3.9 most previous report. Boundaries of report. Basis for reporting on joint ventures and EC6, EC13 Inside cover Distributions to providers of capital. Indirect economic impacts. subsidiaries. Identification and selection of major stakeholders. EC7 Page 3 Annual Report. Increase/decrease in earnings. 2.2-2.8, 2.14, 3.18, EC2 Annual Information Major services. Operational structure. Major divisions, subsidiaries, joint ventures. Form (AIF) pages 6-38 Countries of operation. Nature of ownership. Nature of markets served. Scale of EC8 Page 42 Taxes paid to governments. operation. Significant changes to business. Major decisions during reporting period EN3, EN5, EN21, EN22, Pages 40-41 Direct energy use. Total water use. Annual withdrawals of ground and surface water. pertaining to location/changes in operations. EN23, EN6, EN8, EN11, Recycling/reuse. Total amount of land owned, leased or managed for production 2.10, 2.22 Back cover Contact person. Means by which report users can obtain additional information. EN12, EN13, EN35, LA7 activities/exact time use. Land owned, leased, managed. GHG emissions. Waste. Key discharges to water. Significant spills. Environmental expenditures. Safety statistics. 2.16, 2.18, 2.19 Pages 38-42 Explanations for restated information from previous reports. Criteria/definitions used in accounting for economic, environmental and social costs/benefits. Significant EN17 Page 33 Use of renewable energy; energy efficiency initiatives. changes in measurement methods. EN20, EN7, EN25, Pages 26-29 Water sources/ecosystems affected by use. Major impacts on biodiversity. Impacts of 2.17 Page 4 Decisions to apply or not apply GRI principles. EN29, EN16 activities/operations on protected/sensitive areas. Business units operating or planning operations in or near protected/sensitive areas. Incidents/fines for non-compliance. 2.20, 2.21 Page 36-37 Policies and internal practices to provide assurance about accuracy, completeness and reliability of information. Policy and current practice for independent assurance EN32 Page 28 Water sources/ecosystems affected by discharges of water and runoff. for full report. EN14, EN15, SO6, SO7, Indicators determined not Significant impacts of principal products and services. Percentage of weight of 3.1-3.4, 3.8, LA11 AIF pages 66-72 Governance structure. Percentage of the Board of Directors that are independent, PR1-11, LA13 relevant to the reporting products sold reclaimable. Court decisions relating to anti-trust regulations. Policies non-executive directors. Processes for determining required expertise of Board organization due to the and procedures for managing anti-competitive behaviour. Policies for customer members. Board-level processes for managing environmental, economic and social nature of the business. health and safety during use of products and services. Policies and procedures risks. Mechanisms for shareholders to provide direction to Board. Composition of For a description of for product information and labeling. Policies and procedures for consumer senior management and corporate governance bodies. the Company and its privacy. Non-compliance with regulations for customer health and safety. Number operations, see pages of complaints related to health and safety of products. Voluntary code compliance. 3.5-3.7, LA4 Page 7 Linkage between executive compensation and achievement of organizational goals. 6-38 of Talisman’s Non-compliance with regulations for production information and labeling. Policies AIF. Organizational structure and key individuals responsible for oversight, implementation and procedures related to customer satisfaction. Policies and procedures for and audit of environmental, economic and social policies. Mission and value adherence to advertising standards and codes. Breaches with advertising and statements, codes of conduct, policies relevant to economic, environmental and marketing regulation. Complaints concerning breaches of consumer privacy. social performance. Policies/ procedures. Formal worker representation in decision-making or management. 3.10-3.12 Pages 11-15 Approaches to stakeholder consultation. Type of information generated by stakeholder LA1, LA2, LA12, LA3, Page 38 Breakdown of workforce. Net employment creation, average turnover. Employee consultation. Use of information resulting from stakeholder engagements. LA9, LA16 benefits. Number of employees represented by unions. Dollars invested in training. Programs to support continued employability. 3.13, EN27 Use of precautionary principle. Programs/targets for protecting/restoring native ecosystems. LA5 Page 23 Practices on recording and notification of occupational incidents. 3.14 Page 5 Use of externally developed voluntary charters or principles. LA6 There are currently Formal joint health and safety committees. no joint health and 3.15 Page 9, 11-15 Key memberships in industry associations and advocacy organizations. safety committees. 3.16 Page 7 Policies and systems for managing upstream/downstream impacts. LA8 Currently no policies. Policies or programs on HIV/AIDS. 3.17 Pages 2-4 Approach to managing indirect economic, environmental, social impacts from activities. LA17, LA10, HR4, HR5, Pages 18-21 Programs for skills management and lifelong learning. Equal opportunity HR6, HR7 policies/programs. Policies and procedures to prevent all forms of discrimination. 3.19 Pages 8-35 Programs and procedures pertaining to economic, environmental Policies for freedom of association and collective bargaining. Policies to address and social performance. child labour. Policies to prevent forced and compulsory labour. 3.20, EC4, EC9, EC11, Data not available due Status of certification of management systems. Percentage of contracts paid in HR1 Pages 6-9 Policies, guidelines and procedures. EC12, EN1, EN2, EN4, to lack of data systems accordance with agreed terms. Subsidies received. Supplies by organization and EN9, EN10, EN18, EN19, to generate the required country. Total spent on non-core business infrastructure. Total materials used other than HR2, HR3, HR8, HR11 Pages 6-11 Consideration of human rights impacts as part of investment and procurement EN24, EN26, EN28, EN30, information. Talisman will water. Percentage of materials used that are wastes from external sources. Indirect decisions. Policies and procedures to evaluate human rights performance of EN31, EN33, EN34, LA14, consider these indicators energy use. Ozone-depleting substances. NOx, SOx and other air emissions. Energy suppliers and contractors. Employee training on human rights policies and practices. HR9, HR10, SO4 for potential inclusion in consumption footprint of major products. Other indirect energy use/implications. Human rights training for security personnel. future Reports. Amount of impermeable surface as percentage of land purchased/leased. Changes to natural habitats from activities; percentage of habitat protected/restored. Number HR12, HR13, SO1 Pages 11-15 Policies and procedures to address the needs of indigenous peoples. Jointly of IUCN Red List species with habitats in areas affected by operations. Other indirect managed community grievance mechanisms. Policies, procedures and programs GHG emissions. Hazardous wastes. Performance of suppliers. Environmental impacts to manage impacts on communities. of transportation used. Compliance with ILO Guidelines for Occupational Health Management Systems. Appeal practices related to human rights. Employee grievance SO2, SO3, SO5 Pages 6-9 Policies and procedures for bribery and corruption. Policies and procedures for systems. Awards for social, ethical and environmental performance. managing political lobbying and contributions. Amount of money paid to political parties and institutions. Talisman Energy 2006 Corporate Responsibility Report 43

ADVISORY – FORWARD-LOOKING STATEMENTS This Corporate Responsibility Report contains statements that constitute “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, forward-looking statements or forward-looking information (collectively, “positioned”, “goal”, “objective” or state that certain actions, events or results “forward-looking statements”) within the meaning of applicable securities “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. legislation. Forward-looking statements are included throughout this Various assumptions were used in drawing the conclusions or making Corporate Responsibility Report, including, among other places, under the forecasts and projections contained in the forward-looking statements the headings “Discussion with James W. Buckee”, “Security and Human throughout this Corporate Responsibility Report. Statements which discuss Rights”, “Ethical Business Conduct”, “Community and Stakeholder business plans for drilling, exploration and development in 2007 assume Relations”, “Recruitment and Retention”, “Occupational Health and that the extraction of crude oil, natural gas and natural gas liquids remains Safety”, “Exploration and Development in Sensitive Areas” and “Energy economic. For the purposes of preparing this Corporate Responsibility Efficiency and Emissions”. These statements include, among others, Report, Talisman assumed a US$65/bbl West Texas Intermediate oil price, statements regarding: a US$7.50/mmbtu New York Mercantile Exchange natural gas price, a _ plans for social and community development programs, including US$/Canadian$ exchange rate of $0.90 and a Canadian$/British £ rate anticipated amounts of contributions; of $2.05 in 2007. _ anticipated research, regulatory compliance and assessment Forward-looking statements are based on current expectations, estimates programs related to health, safety and the environment; and projections that involve a number of risks and uncertainties, which _ business plans for drilling, exploration and development; could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks _ the estimated amounts and timing of capital expenditures; and uncertainties include: _ the estimated timing of delivery and use of equipment; _ the risks of the oil and gas industry, such as operational risks in _ business strategy and plans or budgets; exploring for, developing and producing crude oil and natural gas, _ timing and the anticipated amount of electricity generated from and market demand, including unpredictable facilities outages; the Beatrice Wind Farm Demonstrator Project; _ risks and uncertainties involving geology of oil and gas deposits; _ the merits or anticipated outcome of pending litigation; and _ the uncertainty of reserves estimates and reserves life and underlying _ other expectations, beliefs, plans, goals, objectives, assumptions, reservoir risk; information and statements about possible future events, conditions, _ the uncertainty of estimates and projections relating to production, results of operations or performance. costs and expenses; Statements concerning oil and gas reserves contained in this Corporate _ potential delays or changes in plans with respect to exploration Responsibility Report may be deemed to be forward-looking statements or development projects or capital expenditures; as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and _ fluctuations in oil and gas prices, foreign currency exchange rates assumptions. Often, but not always, forward-looking statements use and interest rates; words or phrases such as: “expects”, “does not expect” or “is expected”, _ the outcome and effects of completed acquisitions, as well as any “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” future acquisitions and dispositions; or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, 44 Talisman Energy 2006 Corporate Responsibility Report

 _ the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets; _ health, safety and environmental risks; _ uncertainties as to the availability and cost of financing and changes in capital markets; _ uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries; _ risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); _ competitive actions of other companies, including increased competition from other oil and gas companies or companies providing alternative sources of energy; _ changes in general economic and business conditions; _ the effect of acts of, or actions against, international terrorism; _ the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; _ results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and _ the Company’s ability to implement its business strategy. We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks Factors” and “Segmented Results Review” and elsewhere in the Company’s 2006 Annual Financial Report. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law. Advisory – Reserves Data and Other Oil and Gas Information Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the US Securities and Exchange Commission. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s Annual Information Form. The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this Corporate Responsibility Report reflects Talisman’s estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this Corporate Responsibility Report. Throughout this Corporate Responsibility Report, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead. Talisman also makes references to production volumes throughout this Corporate Responsibility Report. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts. Talisman Energy 2006 Corporate Responsibility Report 45

Advisory – Canadian Dollars and GAAP Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US. See the notes to Talisman’s Consolidated Financial Statements for information concerning significant differences between Canadian and US generally accepted accounting principles. Advisory – Non-GAAP Financial Measures Included in this Corporate Responsibility Report are references to financial measures commonly used in the oil and gas industry such as cash flow and earnings from operations. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows. Years Ended December 31 ($ millions) 2006 2005 2004 Cash provided by operating activities 4,374 4,871 3,119 Changes in non-cash working capital 374 (199) (203) Cash flow 4,748 4,672 2,916 Earnings from continuing operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by GAAP in either Canada or the US. Consequently, it is referred to as a non-GAAP measure. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Talisman’s reported results of cash flow and earnings from continuing operations may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income to earnings from operations follows. Years Ended December 31 ($ millions, except per share amounts) 2006 2005 2004 Net income 2,005 1,561 654 Operating income from discontinued operations 197 207 135 Gain on disposition of discontinued operations 356 – – Net income from discontinued operations Consolidated Financial Statements for information 553 207 135 Net income from continuing operations 1,452 1,354 519 Insurance expenses 10 2 – Stock-based compensation (tax adjusted) 1,2 32 447 119 Tax effects of unrealized foreign exchange gains on foreign denominated debt 2 (27) 50 37 Tax rate reductions and other 2 116 – (46) Earnings from continuing operations 3 1,583 1,853 629 Per share 3 1.45 1.68 0.55 1 Stock-based compensation expense relates to the closing value of the Company’s share price and the relationship to its outstanding stock options and cash units as at December 31, 2006. The Company’s stock-based compensation expense or recovery is based on the difference between the Company’s share price and the exercise price of its stock options and cash units. 2 Tax adjustments include the impact of Canadian corporate tax rate reductions and a 10% supplemental tax increase in the UK in 2006, as well as future taxes relating in part to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign denominated debt and insurance expenses. 3 This is a non-GAAP measure. Talisman Not Responsible for Linked Websites or liquidity. A reconciliation of cash provided by Talisman provides links to third party websites for your convenience only. Talisman does not control the linked websites and does not monitor or investigate them, or verify or endorse the accuracy, reliability, integrity, quality or completeness of any data, information or other material on these websites. Talisman accepts no responsibility for such linked websites or the content thereof. Any use of these websites and their content is at your sole risk. Trade-marks The trade-marks, service marks, logos, icons, designs, names and trade names displayed in this report belong to Talisman and, where specifically noted, third parties, and may not be used for any purpose whatsoever without written permission from either Talisman or the relevant third party. To add clarity, no license to use any Talisman or third party trade-mark or other name is granted in this report. 46 Talisman Energy 2006 Corporate Responsibility Report

GLOSSARY AND ABBREVIATIONS Barrel or bbl Petroleum industry standard barrel – equals 0.159 m3 boe Barrel of oil equivalent CO2e Carbon dioxide equivalent Corporate Governance Balance of powers between Boards of Directors, senior management, shareholders and stakeholders of companies. Corporate Responsibility Defined by the World Business Council for Sustainable Development as the continuing commitment by business to behave ethically and contribute to economic development while improving the quality of life of the workforce and their families as well as the local community and society at large. Decommissioning Taking out of use, ready for dismantling/removal. EU European Union Environmental Audit Systematic, documented verification process of objectively obtaining and evaluating audit evidence to determine whether specified environmental activities, events, conditions, management systems or information about these matters conform with audit criteria. Environmental Impact Assessment or EIA A set of activities designed to contribute pertinent environmental information to project or program decision making. Gigajoules or GJ 109 joules or a billion joules Global Compact An initiative launched by Kofi Annan, former Secretary General of the United Nations, to engage the private sector in helping address common issues of environmental protection, human rights and labour. Global Reporting Initiative or GRI A multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines. Kyoto Protocol The Kyoto Protocol to the UN Framework Convention on Climate Change (UNFCCC) was adopted in Kyoto on December 11, 1997. It contains quantified GHG emissions limitation and reduction commitments, expressed in CO2 equivalent, for signatory countries. Lost-time Injuries Injuries that result in workers being unable to report to their next work shift. m3 Cubic metres mboe/d Thousand barrels of oil equivalent per day mcf Thousand cubic feet Megawatt or MW 106 watts or a million watts mg/L Milligram per litre mmboe Million barrels of oil equivalent mmbtu Million British thermal units mmcf/d Million cubic feet per day Non-Government Organizations or NGO Groups with mutual interests and objectives that are non-profit and independent of government. Operator Company appointed by the co-venturers in a licence to manage the exploration for and, if successful, the production of oil/gas on behalf of the co-venturers. Production Carbon Intensity or PCI The mass of carbon dioxide emissions emitted during the production of each unit of oil and gas. The greenhouse gas potentials of other greenhouse gases are included in the calculation. Production Energy Intensity or PEI Energy consumed in the production of each unit of oil and gas. Reclamation The process of converting lands disturbed by oil and gas activities to other productive land uses, involving reshaping areas to a stable configuration, establishment of drainage systems, placement of topsoil or plant growth media and revegetation through planting or seeding. UK United Kingdom UN United Nations US United States of America Talisman Energy 2006 Corporate Responsibility Report 47

ANNUAL MEETING The annual meeting of shareholders of Talisman Energy Inc. will be held at 10:30 am on Wednesday, May 9, 2007 in the Exhibition Hall, North Building of the Telus Convention Centre, 136 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by the Internet, or (iii) by signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular. BOARD OF DIRECTORS Douglas D. Baldwin 2,3,4,6 Alberta, Canada Chairman, Talisman Energy Inc. James W. Buckee 2,5 Alberta, Canada President and Chief Executive Officer, Talisman Energy Inc. William R.P. Dalton 1,5 Arizona, United States Corporate Director Kevin S. Dunne 3,5,6 British Virgin Islands Corporate Director Lawrence G. Tapp 1,4 British Columbia, Canada Chairman, ATS Automation Tooling Systems Inc. Stella M. Thompson 2,4,5 Alberta, Canada Principal, Governance West Inc. President, Stellar Energy Ltd. Robert G. Welty 1,3 Alberta, Canada Chairman and Director, Sterling Resources Ltd. Charles R. Williamson 3,4 California, United States Corporate Director Charles W. Wilson 1,2,6 Colorado, United States Corporate Director EXECUTIVE James W. Buckee President and Chief Executive Officer A. Paul Blakeley Executive Vice-President, International Operations (East) Philip D. Dolan Vice-President, Finance and Chief Financial Officer Ronald J. Eckhardt Executive Vice-President, North American Operations T. Nigel D. Hares Executive Vice-President, International Operations (West) Robert M. Redgate Executive Vice-President, Corporate Services M. Jacqueline Sheppard Executive Vice-President, Corporate and Legal, and Corporate Secretary John ‘t Hart Executive Vice-President, Exploration 1 Member of Audit Committee 2 Member of Executive Committee 3 Member of Governance and Nominating Committee 4 Member of Management Succession and Compensation Committee 5 Member of Pension Funds Committee 6 Member of Reserves Committee Talisman Energy 2006 Corporate Responsibility Report 48

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WE WANT TO HEAR FROM YOU Questions and views on this Report and on Talisman’s corporate responsibility efforts may be directed to the Manager of Corporate Responsibility and Government Affairs at:  Talisman Energy Inc. 3400, 888 - 3rd Street SW Calgary, Alberta, Canada T2P 5C5 Telephone: (403) 237-1234 Facsimile: (403) 237-1902 E-mail: tlm@talisman-energy.com Talisman has produced a separate Annual Report Summary, Annual Financial Report and Corporate Responsibility Summary Report. These reports are available by contacting the Company and can also be viewed or downloaded at: www.talisman-energy.com TALISMAN ENERGY